This Preliminary Prospectus Supplement is being distributed for informational purposes only and is subject to completion and amendment. This Preliminary Prospectus Supplement shall not, and is not intended to, constitute or contain an offer or invitation to sell or the solicitation of an offer to buy, and may not be used as, or in connection with, an offer or invitation to sell or solicitation to buy any of the global bonds.

SUBJECT TO COMPLETION

Preliminary Prospectus Supplement, dated March 18, 2009

PROSPECTUS SUPPLEMENT	Filed Pursuant to Rule 424(b)(3)
(To Prospectus dated March 10, 2009)	File No. 333-157071

U.S.$

Republic of Panama

7.250% Global Bonds due 2015

The Republic of Panama (the “Republic” or “Panama”) will pay interest on the 7.250% Global Bonds due 2015 (the “global bonds”) semi-annually on March 15 and September 15 of each year, beginning on September 15, 2009. The global bonds will mature on March 15, 2015. The global bonds are not redeemable prior to maturity.

The global bonds will be a further issuance of, and will be consolidated to form a single series with, the outstanding $600,000,000 aggregate principal amount of Panama’s 7.250% Global Bonds due 2015 that were previously issued on November 23, 2004, the $313,000,000 aggregate principal amount of Panama’s 7.250% Global Bonds due 2015 that were previously issued on July 25, 2006 and the $235,000,000 aggregate principal amount of Panama’s 7.250% Global Bonds due 2015 that were previously issued on June 11, 2008, and will be fully fungible with the outstanding global bonds. The total aggregate principal amount of the previously issued global bonds and the global bonds now being issued will be $            . The global bonds are direct, unconditional, unsecured and general obligations of the Republic. Panama has pledged its full faith and credit for the due and punctual payment of principal of, and interest on, the global bonds.

The global bonds will be designated Collective Action Securities and, as such, will contain provisions regarding acceleration and future modifications to their terms that differ from those applicable to a significant proportion of the Republic’s outstanding Public External Indebtedness. Under these provisions, which are described in the sections entitled “Description of the Global Bonds—Default; Acceleration of Maturity” and “—Amendments and Waivers” in this prospectus supplement and “Collective Action Securities” in the accompanying prospectus, the Republic may amend the payment provisions of the global bonds and certain other terms with the consent of the holders of 75% of the aggregate principal amount of the outstanding global bonds.

Application will be made to list the global bonds on the Luxembourg Stock Exchange and to have the global bonds trade on the Euro MTF Market.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved the global bonds or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Global Bond	Total
Public Offering Price(1)%		$
Underwriting Discounts and Commissions	%	$
Proceeds to the Republic of Panama	%	$

(1)	Plus accrued interest totaling $ per $1,000 in principal amount of the global bonds from March 15, 2009 to March , 2009, the date the Republic expects to deliver the global bonds offered by this prospectus supplement, and additional interest, if any, from March , 2009.

Morgan Stanley	UBS Investment Bank

The date of this prospectus supplement is March     , 2009.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. Panama has not authorized anyone to provide you with different information. Panama is not making an offer of the global bonds in any state where the offer is not permitted. You should not assume that the information provided by this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of this prospectus supplement.

SUMMARY

This summary should be read as an introduction to this prospectus supplement and the accompanying prospectus. Any decision to invest in the global bonds by an investor should be based on consideration of this prospectus supplement and the accompanying prospectus as a whole. Where a claim relating to the information contained in this prospectus supplement or the accompanying prospectus is brought before a court in a Member State of the European Economic Area, the plaintiff may, under the national legislation of the Member State where the claim is brought, be required to bear the costs of translating this prospectus supplement and the accompanying prospectus before the legal proceedings are initiated.

The Issuer

Overview

Panama is located on the narrowest point of the Central American isthmus, which connects the continents of North America and South America. It has a coastline of approximately 1,868 miles on the Caribbean Sea and Pacific Ocean, and is bordered on the east by Colombia and on the west by Costa Rica. Panama has a national territory of approximately 29,157 square miles situated within its coastline and 345 miles of land borders, and includes numerous coastal islands. The Panama Canal, one of the most important commercial waterways in the world, which connects the Atlantic and Pacific Oceans, bisects the country running northwest to southeast.

As of December 31, 2008, Panama had an estimated population of 3.4 million and a population density of 113.2 people per square mile. The Panama Province, the Republic’s largest province, is estimated to comprise 50.8% of Panama’s total population. The Colón Province, located at the northern terminus of the Panama Canal, is estimated to comprise 7.2% of the total population.

Government

Panama is a republic with a representative form of government. In 1972, the original version of the current Constitution was adopted (the fourth in Panama’s history), setting forth the structure of the Government, individual and collective rights and duties, and the division of powers among the executive, legislative and judicial branches.

Executive power is vested in the President and the presidentially appointed Ministers, who constitute the Cabinet. The President, the First Vice-President and the Second Vice-President are each elected by direct, universal suffrage for a term of five years. The President and Vice-Presidents may not be reelected to the same office within ten years after the expiration of their term. As a result of amendments to the Constitution in 2004, beginning with national elections in May 2009, the executive branch will have one vice president. In the event the President is unable to finish a term, the First Vice-President (and after the May 2009 national elections, the Vice President) would succeed to the presidency.

National legislative power is vested in the National Assembly (the “Assembly”), Panama’s unicameral legislative body. The number of electoral circuits, each comprising between 20,000 and 40,000 persons, determines the number of legislators; as of March 1, 2009, the Assembly consisted of 78 members. As a result of amendments to the Constitution in 2004, beginning with national elections in May 2009, the membership of the National Assembly will be limited to 71. The full Assembly is elected by universal suffrage every five years. Members of the Assembly are not subject to limits on the number of terms in office to which they may be elected. The Assembly has, among other powers, the authority to enact legislation, ratify treaties, approve the budget and ratify the appointment of the Comptroller General, the Attorney General and justices of the Supreme Court of Justice (the “Supreme Court”).

Judicial power is vested in the Supreme Court and various lower tribunals. The President appoints the nine justices of the Supreme Court for staggered ten-year terms, with two justices being selected every two years, subject to ratification by the Assembly. Lower court judges are appointed by the Supreme Court. The judicial branch prepares its own budget and sends it to the executive branch for inclusion in the general budget presented to the Assembly for approval. The Supreme Court is the final court of appeal and has the power to declare null and void laws, regulations or other acts of the executive or legislative branches that conflict with the Constitution.

Panama is administratively divided into nine provinces and three territories. In each province, executive power is exercised by a governor who is appointed by the President. There are no provincial legislative or judicial bodies. Provincial governments do not have independent budgets. Within each province are municipalities that are, in turn, divided into precincts. Each municipality has a municipal council and a mayor, who exercises executive power. Mayors and members of municipal councils are elected by direct, universal suffrage for five-year terms. Municipalities levy and collect municipal taxes and adopt their own budgets for financing local projects

Martin Torrijos, a leader of the Partido Revolucionario Democrático (“PRD”), was elected president of Panama for a five-year term with 47.4% of the vote and took office on September 1, 2004. President Torrijos is implementing a development plan, Alianza para la Patria Nueva (or “Alliance for a New Homeland”), which has brought wide-ranging reforms, including reforms to the Constitution, fiscal system, public sector and judiciary. Héctor E. Alexander serves as Panama’s Minister of Economy and Finance. Presidential elections are scheduled for May 2009.

Selected Panamanian Economic Indicators(1)

The following table sets forth Panama’s principal economic indicators for the years 2004 through 2008:

	2004	2005(R)	2006(R)	2007(R)	2008(E)
Economic Data:
GDP (millions, current dollars)	$14,179	$15,465	$17,137	$19,485	$23,088
GDP (millions, constant dollars)(2)	$13,099	$14,041	$15,239	$16,998	$18,558
GDP (% change, constant dollars)(2)	7.5%	7.2%	8.5%	11.5%	9.2%
Service Sector (% change, constant dollars)(2)(3)	7.8%	8.3%	9.4%	11.3%	8.1%
Other (% change, constant dollars)(2)(4)	4.7%	2.7%	7.8%	8.6%	12.9%
GDP Per Capita (constant dollars)(2)	$4,129	$4,350	$4,640	$5,089	$5,466
Population (millions)	3.17	3.23	3.28	3.34	3.40
CPI (% change)(5)	2.0%	3.5%	2.0%	6.5%	6.5%
Unemployment	9.2%	7.6%	6.7%	4.7%	4.2%
Public Finance:
Total Consolidated Non-Financial Public Sector Revenues (millions)	$3,000	$3,474	$4,283	$5,505	$6,020
Total Consolidated Non-Financial Public Sector Expenditures (millions) (6)	$3,087	$3,169	$3,451	$4,138	$5,197
Overall Surplus (Deficit) (millions)	$(691)	$(500)	$88	$683	$98
As % of Current GDP	(4.9)%	(3.3)%	0.5%	3.5%	0.4%
Central Government Surplus (Deficit) (millions)	$(768)	$(606)	$36	$240	$64
As % of Current GDP	(5.4)%	(3.9)%	0.2%	1.2%	0.3%
Public Debt (at December 31):
Internal Debt (millions)	$2,758	$2,652	$2,664	$2,195	$1,960
External Debt (millions)	$7,219	$7,580	$7,788	$8,276	$8,477
Total Public Debt (millions)	$9,977	$10,231	$10,453	$10,471	$10,438
Public Debt (as % of Current GDP)
Internal Debt	19.5%	17.1%	15.5%	11.3%	8.5%
External Debt	50.9%	49.0%	45.4%	48.7%	36.7%
Trade Data:
Exports (f.o.b.) Goods(7) (millions)	$6,078	$7,591	$8,478	$9,338	$7,571	(9)
Imports (c.i.f.) Goods(7) (millions)	$(7,617)	$(8,907)	$(10,190)	$(12,521)	$(10,956	)(9)
Merchandise Trade Balance (millions)	$(1,538)	$(1,316)	$(1,712)	$(3,382)	$(3,385	)(9)
Current Account Surplus (Deficit) (millions)	$(1,012)	$(759)	$(527)	$(1,622)	$(2,047	)(9)
Overall Balance of Payments Surplus (Deficit)(8) (millions)	$(395)	$675	$157	$378	$74	(9)
Total Official Reserves (at December 31) (millions)	$624	$1,205	$1,328	$1,927	$2,417

(R)	Revised figures.
(E)	Estimated figures.
(1)	All monetary amounts in millions of U.S. dollars at current prices, unless otherwise noted.
(2)	Constant GDP figures are based on 1996 constant dollars.
(3)	Including real estate, public administration, commerce, hotels and restaurants, financial services, the Colón Free Trade Zone (or the “CFZ”), Panama Canal, transportation and communications and public utilities.
(4)	Including manufacturing, agriculture and construction.
(5)	End of period. The CPI figures for 2004 - 2008 have been calculated using a newly adopted methodology and a revised base year of 2002.
(6)	Excluding interest on external debt.
(7)	Including the CFZ.
(8)	Figures were calculated pursuant to the V Version of the Balance of Payments Manual prepared by the IMF.
(9)	For the nine months ended September 30, 2008.

Sources: Directorate of Analysis and Economic Policies, Office of the Comptroller General, Banco Nacional de Panamá (“BNP”) and Ministry of Economy and Finance.

The Global Bonds

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus supplement and the accompanying prospectus.

Issuer	Republic of Panama.

Title of Security	7.250% Global Bonds due 2015.

Aggregate Principal Amount	$ .

Maturity Date	March 15, 2015.

Interest Rate	7.250% per annum, computed on the basis of a 360-day year, consisting of twelve 30-day months.

Issue Price	%, plus accrued interest from March 15, 2009 to March , 2009, the date the Republic expects to deliver the global bonds, and additional interest, if any, from March , 2009.

Interest Payment Dates	March 15 and September 15 of each year, starting on September 15, 2009.

Single Series	The global bonds will be a further issuance of, and will be consolidated to form a single series with, the $600,000,000 aggregate principal amount of Panama’s outstanding 7.250% Global Bonds due 2015 that were previously issued on November 23, 2004, the $313,000,000 aggregate principal amount of Panama’s outstanding 7.250% Global Bonds due 2015 that were previously issued on July 25, 2006 and the $235,000,000 aggregate principal amount of Panama’s outstanding 7.250% Global Bonds due 2015 that were previously issued on June 11, 2008 (the “existing bonds”), and will be fully fungible with the existing bonds.

Denominations	The global bonds will be issued in denominations of $1,000 and integral multiples of $1,000 in excess thereof.

Risk Factors

Risk factors relating to the bonds:

•     The price at which the bonds will trade in the secondary market is uncertain.

•     The bonds will contain provisions that permit Panama to amend the payment terms without the consent of all holders.

Risk factors relating to Panama:

•     Panama is a foreign sovereign state and accordingly it may be difficult to obtain or enforce judgments against it.

•     Certain economic risks are inherent in any investment in an emerging market country such as Panama.

•     Panama’s U.S. dollar monetary arrangements impose constraints on fiscal and monetary policies and on its ability to finance deficits.

•     An adverse change in Panama’s debt-to-GDP ratio could increase the burden on servicing Panama’s debt.

•     The current economic crisis could have a material adverse effect on Panama’s economic performance, which may affect its ability to service its public debt.

Form	The global bonds will be represented by one or more book-entry securities in fully registered form, without coupons, which will be registered in the name of, and deposited with a custodian for, The Depository Trust Company (“DTC”). Beneficial interests in the global bonds will be shown on, and transfer thereof will be effected only through, records maintained by DTC and its participants, unless certain contingencies occur, in which case the global bonds will be issued in definitive form. See “Description of the Global Bonds—Definitive Global Bonds” in this prospectus supplement.

Book-Entry System	Upon the issuance of the global bonds as book-entry securities, DTC or its nominee will credit on its book-entry registration and transfer system the respective principal amounts of the global bonds represented by the book-entry securities to the accounts of institutions (“DTC participants”) that have accounts with DTC or its nominee that the underwriter designates. Ownership of beneficial interests in the book-entry securities will be limited to DTC participants or persons that may hold interests through DTC participants. Ownership of beneficial interests in the book-entry securities will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of DTC participants) and on the records of DTC participants (with respect to interests of persons other than DTC participants). Investors may elect to hold interests in the global bonds through any of DTC, Euroclear Bank S.A./N.V., as operator of the Euroclear System plc (“Euroclear”), and Clearstream Banking, société anonyme (“Clearstream, Luxembourg”), if they are participants of such systems, or indirectly through organizations which are participants in such systems.

Payment of Principal and Interest	Principal and interest on the global bonds will be payable in U.S. dollars or other legal tender of the United States of America. As long as the global bonds are in the form of book-entry securities, payment of principal and interest to investors shall be made through the facilities of DTC.

Redemption or Sinking Fund	The global bonds will not be redeemable prior to maturity and will not be entitled to the benefit of any sinking fund.

Ranking	The global bonds will constitute direct, unconditional and general obligations of Panama and will rank equally in right of payment with all other indebtedness issued in accordance with the fiscal agency agreement and with all other unsecured and unsubordinated Indebtedness of Panama. Panama has pledged its full faith and credit for the due and punctual payment of principal of and interest on the global bonds. See “Description of the Global Bonds—General Terms of the Global Bonds” in this prospectus supplement and “Debt Securities—Status of the Debt Securities” in the accompanying prospectus.

Negative Pledge	The global bonds will contain certain covenants, including restrictions on the incurrence of certain Liens. See “Debt Securities—Negative Pledge” in the accompanying prospectus.

Events of Default	The global bonds will contain events of default the occurrence of which may result in the acceleration of Panama’s obligations under the global bonds prior to maturity upon notice by holders of at least 25% of the aggregate principal amount of the outstanding global bonds. See “Description of the Global Bonds—Default; Acceleration of Maturity” in this prospectus supplement.

Collective Action Clauses	The global bonds will be designated Collective Action Securities and, as such, will contain provisions regarding acceleration and voting on amendments, modifications, changes and waivers that differ from those applicable to much of Panama’s outstanding Public External Indebtedness. The provisions described in this prospectus supplement will be applicable to the global bonds. These provisions are commonly referred to as “collective action clauses”. Under these provisions, Panama may amend certain key terms of the global bonds, including the maturity date, interest rate and other payment terms, with the consent of the holders of not less than 75% of the aggregate principal amount of the outstanding global bonds. See “Description of the Global Bonds—Default; Acceleration of Maturity” and “—Amendments and Waivers” in this prospectus supplement and “Collective Action Securities” in the accompanying prospectus.

Listing	Application will be made to list the global bonds on the Luxembourg Stock Exchange and to have the global bonds admitted to trading on the Euro MTF Market.

Fiscal Agent	The global bonds will be issued pursuant to a fiscal agency agreement, dated as of September 26, 1997, as amended as of September 4, 2003, between Panama and The Bank of New York Mellon (as successor to JPMorgan Chase Bank, N.A.), as fiscal agent, paying agent, transfer agent and registrar.

Taxation	For a discussion of the Panamanian and United States tax consequences associated with the global bonds, see “Taxation—Panamanian Taxation” and “—U.S. Taxation” in this prospectus supplement and “Debt Securities—Tax Withholding; Payment of Additional Amounts” in the prospectus. Investors should consult their own tax advisors in determining the non-U.S., U.S. federal, state, local and any other tax consequences to them of the purchase, ownership and disposition of the global bonds.

Governing Law	The laws of the State of New York will be the governing law except with respect to the authorization and execution of the global bonds, which will be governed by the laws of the Republic of Panama.

Further Issues	From time to time, without the consent of holders of the global bonds, and subject to the required approvals under Panamanian law, Panama may create and issue additional debt securities with the same terms and conditions as those of the global bonds (or the same except for the amount of the first interest payment and the issue price), provided that such additional debt securities do not have, for purposes of U.S. federal income taxation (regardless of whether any holders of such debt securities are subject to the U.S. federal tax laws), a greater amount of original issue discount than the global bonds have as of the date of issuance of such additional debt securities. Panama may also consolidate the additional debt securities to form a single series with the outstanding global bonds. See “Description of the Global Bonds—Further Issues of the Global Bonds” in this prospectus supplement and “Collective Action Securities” in the accompanying prospectus.

Clearing Reference Numbers	The clearing reference numbers for the global bonds are:

ISIN US698299 AU 88

Common Code 020635525

CUSIP 698299 AU 8

RISK FACTORS

This section describes certain risks associated with investing in the global bonds. You should consult your financial and legal advisors about the risk of investing in the global bonds. Panama disclaims any responsibility for advising you on these matters.

Risk Factors Relating to the Global Bonds

The price at which the global bonds will trade in the secondary market is uncertain.

Panama has been advised by the underwriters that they intend to make a market in the global bonds but are not obligated to do so and may discontinue market making at any time without notice. Application will be made to list the global bonds on the Luxembourg Stock Exchange and to have the global bonds admitted to trading on the Euro MTF Market. No assurance can be given as to the liquidity of the trading market for the global bonds. The price at which the global bonds will trade in the secondary market is uncertain.

The global bonds will contain provisions that permit Panama to amend the payment terms without the consent of all holders.

The global bonds will contain provisions regarding acceleration and voting on future amendments, modifications and waivers, which are commonly referred to as “collective action clauses.” Under these provisions, certain key terms of the global bonds may be amended, including the maturity date, interest rate and other payment terms, with the consent of the holders of 75% of the aggregate principal amount of the outstanding global bonds. See “Description of the Global Bonds—Amendments and Waivers” in this prospectus supplement and “Collective Action Securities” in the accompanying prospectus.

Risk Factors Relating to Panama

Panama is a foreign sovereign state and accordingly it may be difficult to obtain or enforce judgments against it.

Panama is a foreign sovereign state. As a result, it may be difficult or impossible for investors to obtain or enforce judgments against Panama whether in an investor’s own jurisdiction or elsewhere. See “Jurisdiction and Enforcement” in the accompanying prospectus.

Certain economic risks are inherent in any investment in an emerging market country such as Panama.

Investing in an emerging market country such as Panama carries economic risks. These risks include many different factors that may affect Panama’s economic results, including the following:

•	interest rates in the United States and financial markets outside Panama;

•	changes in economic or tax policies;

•	the imposition of trade barriers;

•	general economic and business conditions in Panama and the global economy;

•	the ability of the Panama Canal to remain a competitive route for inter-oceanic transportation;

•	the ability of Panama to effect key economic reforms;

•	the impact of hostilities or political unrest in other countries that may affect international trade, commodity prices and the global economy; and

•	the decisions of international financial institutions regarding the terms of their financial assistance to Panama.

Any of these factors, as well as volatility in the markets for securities similar to the global bonds, may adversely affect the liquidity of, and trading markets for, the global bonds. See “Forward-looking Statements” in this prospectus supplement.

Panama’s U.S. dollar monetary arrangements impose constraints on fiscal and monetary policies and on its ability to finance deficits.

Public finance in Panama is heavily influenced by the U.S. dollar-based monetary arrangements in place since 1904. Panama has used the U.S. dollar as its legal tender since shortly after gaining its independence. The national currency, the Balboa, is used primarily as a unit of account linked to the U.S. dollar at a ratio of one dollar per one Balboa. The Government does not print paper currency, although a limited amount of coinage is minted. Although the absence of a printed national currency and the general absence of domestic budgetary financing through the banking system (other than from 1987 to 1989) reduce the risk of runaway inflation, they do impose constraints on fiscal and monetary policy, particularly for responding to external shocks, that are not present in countries that can finance their deficits by printing local currency. Panama’s non-financial public sector balance for 2004 registered an estimated deficit of $691.0 million (or 4.9% of nominal gross domestic product (“GDP”)). Panama’s non-financial public sector balance for 2005 registered an estimated deficit of $500.1 million (or 3.3% of nominal GDP). Panama’s non-financial public sector balance for 2006 registered a surplus of approximately $87.7 million (or 0.5% of nominal GDP). Panama’s non-financial public sector balance for 2007 registered a surplus of approximately $683.0 million (or 3.5% of nominal GDP). Panama’s non-financial public sector balance for 2008 registered a preliminary surplus of approximately $97.8 million (or 0.4% of nominal GDP). See “Recent Developments—The Economy” in this prospectus supplement. Future deficits could result in an increase in Panama’s debt, which could in turn have an adverse effect on Panama’s ability to service its debt.

An adverse change in Panama’s debt-to-GDP ratio could increase the burden on servicing Panama’s debt.

Panama’s ratio of total public sector debt to GDP decreased from 70.4% in 2004 to 66.2% in 2005. The ratio of total public sector debt to GDP was 61.0% in 2006. In 2007, Panama’s ratio of total public sector debt to GDP was 53.7%. As of December 31, 2008, the ratio of total public sector debt to GDP was estimated to be 45.2% Any significant increase in Panama’s public sector debt-to-GDP ratio could have an adverse effect on Panama’s ability to service its debt. See “Recent Developments—The Economy” in this prospectus supplement.

Panama’s economy remains vulnerable to external shocks, including the current global economic crisis and those that could be caused by future significant economic difficulties of its major regional trading partners or by more general “contagion” effects, which could have a material adverse effect on Panama’s economic growth and its ability to service its public debt.

Emerging-market investment generally poses a greater degree of risk than investment in more mature market economies because the economies in the developing world are more susceptible to destabilization resulting from domestic and international developments.

A significant decline in the economic growth of any of Panama’s major trading partners could adversely affect Panama’s economic growth. In addition, because international investors’ reactions to the events occurring in one emerging market country sometimes appear to demonstrate a “contagion” effect, in which an entire region or class of investment is disfavored by international investors, Panama could be adversely affected by negative economic or financial developments in other emerging market countries.

The Government expects growth to slow in 2009 due to the anticipated impact of the global economic crisis on the Panamanian economy. The United States, Panama’s main trading partner and the main source of customers of the Panama Canal, has been experiencing an intensifying deceleration of economic activity.

There can be no assurance that any crises such as those described above or similar events will not negatively affect investor confidence in emerging markets or the economies of the principal countries in Latin America, including Panama. In addition, there can be no assurance that these events will not adversely affect Panama’s economy, its ability to raise capital in the external debt markets in the future or its ability to service its public debt.

INCORPORATION BY REFERENCE

The Commission allows Panama to incorporate by reference some information that Panama files with the Commission. Panama can disclose important information to you by referring you to those documents. Panama’s Commission filings are available to the public from the Commission’s website at http://www.sec.gov. Exhibit D to Panama’s annual report on Form 18-K for the year ended December 31, 2007, filed with the Commission on September 30, 2008, as amended by Exhibit F to Panama’s annual report on Form 18-K filed with the Commission pursuant to Form 18-K/A on March 10, 2009, is considered part of and incorporated by reference in this prospectus supplement and the accompanying prospectus. You may also obtain copies of documents incorporated by reference, free of charge, at the office of the Luxembourg paying agent specified on the inside back cover of this prospectus supplement or from the website of the Luxembourg Stock Exchange at http://www.bourse.lu.

Table of References

EC No. 809/2004 Item	Annual Report on Form 18-K for 2007, as amended

Issuer’s position within the governmental framework	“The Republic of Panama—Form of Government and Political Parties” on pages D-6 to D-7 of Exhibit D; and “Government” on page 1 of Exhibit F

Geographic location and legal form of the issuer	“The Republic of Panama” on pages D-5 to D-7 of Exhibit D

Recent events relevant to the issuer’s solvency	“The Panamanian Economy—Reforms and Development Programs” and “—Economic Performance—2003 Through 2007” on pages D-8 to D-16 of Exhibit D; and “Recent Government Initiatives” on Page 1 of Exhibit F

Structure of the issuer’s economy	“Structure of the Panamanian Economy” on pages D-22 to D-30, “The Panama Canal” on pages D-31 to D-35, “The Colón Free Zone” on page D-36 and “Financial System” on pages D-50 to D-56 of Exhibit D; and “The Economy” on pages 2 to 12 and “The Panama Canal” on pages 16 to 17 of Exhibit F

Gross domestic product	“The Panamanian Economy—Gross Domestic Product” on pages D-17 to D-21 of Exhibit D; and “The Economy” on pages 2 to 6 of Exhibit F

Panama’s political system and government	“The Republic of Panama—Form of Government and Political Parties” on pages D-6 to D-7 of Exhibit D; and “Government” on page 1 of Exhibit F

Tax and budgetary systems of the issuer	“Public Finance—Central Government Budget” and “—Taxation” on pages D-43 to D-44 and D-45 to D-46 of Exhibit D; and “The Economy” on page 2 of Exhibit F

Gross public debt of the issuer	“Public Sector Debt” on pages D-64 to D-70 of Exhibit D; and “Public Debt” on pages 12 to 14 of Exhibit F

Foreign trade and balance of payments	“Foreign Trade and Balance of Payments” on pages D-57 to D-63 of Exhibit D; and “International Trade” on pages 14 to 16 of Exhibit F

Foreign exchange reserves	“Public Finance—International Reserves” on pages D-48 to D-49 of Exhibit D; and “The Economy” on page 10 of Exhibit F

Financial position and resources	“Public Finance” on pages D-43 to D-49 of Exhibit D; and “The Economy” on page 9 of Exhibit F

Income and expenditure figures and 2008 Budget and 2009 Budget	“Public Finance—Central Government Budget” on pages D-43 to D-44 of Exhibit D; and “The Economy” on page 2 of Exhibit F

ABOUT THIS PROSPECTUS SUPPLEMENT

The Republic of Panama, having made all reasonable inquiries, confirms that this prospectus supplement and the accompanying prospectus contain all information with respect to Panama and the global bonds that is material in the context of the issue and offering of the global bonds, and that such information is true and accurate in all material respects and is not misleading, that the opinions and intentions expressed herein are honestly held and that, to the best of Panama’s knowledge and belief, there are no other facts the omission of which would make any such information or the expression of any such opinions and intentions materially misleading. Panama accepts responsibility accordingly.

You should rely on information provided or incorporated by reference in this prospectus supplement and the accompanying prospectus. Panama has not authorized anyone else to provide you with any other information. You should not rely on any other information in making your investment decision. You should not assume that the information in this prospectus supplement or the accompanying prospectus, or the information Panama has previously filed with the Securities and Exchange Commission (the “Commission”) and incorporated by reference in this prospectus supplement and the accompanying prospectus, is accurate as of any date other than their respective dates. Panama’s economic, fiscal or political circumstances may have changed since such dates.

Panama is not offering to sell or soliciting offers to buy any securities other than the global bonds offered under this prospectus supplement, nor is Panama offering to sell or soliciting offers to buy the global bonds in places where such offers are not permitted by applicable law.

The global bonds described in this prospectus supplement are debt securities of Panama being offered under Registration Statement No. 333-157071 filed with the Commission under the U.S. Securities Act of 1933, as amended; the accompanying prospectus is part of the registration statement. The accompanying prospectus provides you with a general description of the securities that Panama may offer, and this prospectus supplement contains specific information about the terms of this offering and the global bonds. This prospectus supplement also adds, updates or changes information provided or incorporated by reference in the accompanying prospectus. Consequently, before you invest, you should read this prospectus supplement together with the accompanying prospectus as well as the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. Those documents contain information regarding Panama, the global bonds and other matters. The registration statement, any post-effective amendments thereto, the various exhibits thereto, and the documents incorporated therein by reference, contain additional information about Panama and the global bonds. All such documents may be inspected at the office of the Commission. Certain terms used but not defined in this prospectus supplement are defined in the prospectus.

References to “U.S.$” or “$” in this prospectus supplement are to U.S. dollars.

References to the “Republic” or “Panama” are to the Republic of Panama.

The distribution of this prospectus supplement and the accompanying prospectus and the offering of the global bonds in certain jurisdictions may be restricted by law. Persons who receive copies of this prospectus supplement and the accompanying prospectus should inform themselves about and observe any such restrictions. See “Underwriting” in this prospectus supplement.

FORWARD-LOOKING STATEMENTS

Panama has made forward-looking statements in this prospectus supplement and the accompanying prospectus. Statements that are not historical facts are forward-looking statements. These statements are based on Panama’s current plans, estimates, assumptions and projections. Therefore, you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and Panama undertakes no obligation to update any of them in light of new information or future events.

Forward-looking statements involve inherent risks. Panama cautions you that many factors could affect the future performance of the Panamanian economy. These factors include, but are not limited to:

•	interest rates in the United States and financial markets outside Panama;

•	changes in economic or tax policies;

•	the imposition of trade barriers;

•	general economic and business conditions in Panama and the global economy;

•	the ability of the Panama Canal to remain a competitive route for inter-oceanic transportation;

•	the ability of Panama to effect key economic reforms;

•	the impact of hostilities or political unrest in other countries that may affect international trade, commodity prices and the global economy; and

•	the decisions of international financial institutions regarding the terms of their financial assistance to Panama.

SOVEREIGN IMMUNITY

Panama is a foreign sovereign state. Consequently, your ability to sue and enforce judgments against Panama may be limited. For more information, see “Jurisdiction and Enforcement” in the accompanying prospectus.

CERTAIN LEGAL RESTRICTIONS

The distribution of materials relating to the offering of the global bonds, and the transactions contemplated by the offering, may be restricted by law in certain jurisdictions. If materials relating to the offering of the global bonds come into your possession, you are required by Panama to inform yourself of and to observe all of these restrictions. The materials relating to the offering of the global bonds do not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and either underwriter, or any affiliate of either underwriter, is a licensed broker or dealer in that jurisdiction, the offering of the global bonds shall be deemed to be made by such underwriter or such affiliate on behalf of Panama in that jurisdiction.

USE OF PROCEEDS

The net proceeds from the sale of the global bonds will be approximately $                     after deduction of the underwriting commission and the net expenses payable by Panama, estimated to be $                     Panama will use the proceeds for general budgetary purposes.

RECENT DEVELOPMENTS

The information included in this section supplements the information about Panama contained in Panama’s annual report for the year ended December 31, 2007 on Form 18-K filed with the Commission on September 30, 2008, as amended by Amendment No. 1 thereto, filed on Form 18-K/A with the Commission on February 13, 2009 and by Amendment No. 2 thereto, filed on Form 18-K/A with the Commission on March 10, 2009. To the extent the information in this section is inconsistent with the information contained in such annual report, as amended, the information in this section replaces such information. Initially capitalized terms used in this section have the respective meanings assigned to those terms in such annual report, as amended.

Government

On November 17, 2008, President Torrijos appointed Dilio Arcia as the new Minister for Government and Justice, replacing former Minister Daniel Delgado Diamante; Olmedo Espino as Minister of Agricultural Development, replacing former Minister Guillermo Salazar; Rafael Mezquita as new Minister for the Presidency, replacing former Minister Dilio Arcia; Gisela Álvarez de Porras as new Minister for Industry and Commerce, replacing former Minister Carmen Gisela Vergara; and José Simpson Hiu as Viceminister of Finance, replacing former Viceminister Gisela Álvarez de Porras.

On June 5, 2008, Law No. 34 of 2008 was ratified, establishing a new Social and Fiscal Responsibility Regime, in order to promote sound fiscal policies and management. This Law was published in the Gaceta Oficial Digital No. 26,056 of June 6, 2008, and came into force on January 1, 2009. The new Social and Fiscal Responsibility Regime established by Law No. 34 of 2008 will require any new government to present, during the first six months of its administration, a multi-year social strategy, a five-year financial plan and the macroeconomic criteria to manage public expenditures and to incentivize current savings.

Recent Governmental Initiatives

On December 11, 2008 the Cabinet Council of Panama adopted Cabinet Resolution No. 221, published in the Gaceta Oficial Digital No. 26,184 of December 15, 2008, approving a transaction to provide a cap on the cost of bunker fuel for electric generation in 2009, based on fuel prices prevailing at that time. The transaction is aimed at stabilizing the cost of electricity to consumers in 2009. The cost of the program is not considered to be material to the 2009 budget of the Republic.

On January 23, 2009, the Financial Incentive Program (“Programa de Estímulo Financiero” or “PEF”) was announced by President Torrijos. The program will provide up to $1.1 billion to promote economic stability and growth of employment and commercial activity. The program is intended to compensate for the contraction in credit available to Panamanian banks from international sources due to reductions in credit lines from correspondent banks abroad and from the credit contraction in the international financial markets. The funds for the program will be borrowed from Corporación Andina de Fomento (CAF), the Inter-American Development Bank (the “IDB”) and BNP, and negotiations are in progress for these borrowings. The funds will be deposited in a trust to be administered by BNP. The trust will make credit available to Panamanian financial institutions, which will be required to provide full collateral for their borrowings from the trust. Interest will be charged at rates determined with reference to the interest on the loans used to fund the trust, and fees will be assessed to cover administrative costs of the program. The participating institutions are expected to fully repay their borrowings under the program. Furthermore, they will provide collateral according to their level of creditworthiness as a requirement to gain access to the program funds. On March 9, 2009 the Cabinet Council of Panama issued Cabinet Decree No. 9 creating the PEF. Implementation of the PEF will begin as soon as the Decree is published in the Gaceta Oficial Digital of Panama, which is expected to occur by approximately March 16, 2009. In connection with the program, President

Torrijos issued Presidential Decree No. 6, appointing the Directive Council of the PEF, which is comprised of five individuals, including the General Manager and Risk Manager of BNP. The function of the Directive Council is to advise the Government on applicable measures to counteract the effects that the global economic crisis may have on Panama.

The Economy

The Government estimates that real GDP growth for 2008 was 9.2%. The Government expects growth to slow in 2009 due to the anticipated impact of the global economic crisis on the Panamanian economy. Nevertheless, although no assurance can be given, the Government expects positive real GDP growth for the current year.

The agriculture sector grew an estimated 6.0% in 2008 as compared to 2007 primarily due to increases in the amount of land used for farming. The fisheries sector grew an estimated 13.4% in 2008 as compared to the same period of 2007 due in part to favorable climatic conditions. The mining sector grew an estimated 29.8% percent in 2008 as compared to 2007 primarily due to a greater demand for raw materials used by the construction sector. Manufacturing activity increased an estimated 3.8% in 2008 as compared to 2007 due in part to a rise in the processing of food and beverage products.

In 2008, the construction sector grew by an estimated 30.0% as compared to 2007 due to the construction of new high-rise buildings and family residences, the expansion of certain container ports and the Government and the Panama Canal Authority’s investments in infrastructure. However, construction activity decreased by approximately 35.0% in September 2008, 3.9% in October 2008 and 43.1% in November 2008, in each case as compared to the same months in 2007, due primarily to the effects of the global economic crisis. The total value of new construction, additions and repair projects approved in Panama increased 18.7% in 2008 as compared to 2007. During the first six months of 2008, the value of these projects increased over 50% as compared to the same period in 2007; however, during the final quarter of 2008, when the global economic crisis became more pronounced, the value of construction projects approved fell 13.9% as compared to the same period of 2007. It is expected that a continuation of the economic crisis will continue to negatively impact the construction sector in 2009 and beyond.

The CFZ grew an estimated 6.1% in 2008 as compared 2007, although a slowdown of foreign trade and maritime activity is expected in 2009, primarily due to the global economic crisis and the CFZ’s dependence on foreign market activity. The PEF was designed by the Government to offset certain effects of the global economic crisis and to maintain the proper functioning of the productive sectors of the economy, including the CFZ. See “The Economy—Recent Governmental Initiatives”. Ongoing projects within the CFZ, including commercial movement automation and the completion of the Don Alberto Motta Highway, may have a positive impact in contributing to maintaining the efficiency and competitiveness of the CFZ operations.

The commerce, hotels and restaurant sector grew an estimated 8.4% in 2008 as compared to 2007 primarily due to increased tourism. The transportation and communications sector grew 18.3% in 2008 as compared to 2007 primarily due to an increase in cargo tonnage at ports, increased air travel and the use of cellular phones and the Internet. Specifically, the Republic’s largest regional air carrier, COPA Holdings, S.A., experienced a 20.0% increase in traffic during 2008 as compared to 2007. In December 2008, COPA reported that air traffic increased 16.5% as compared to December 2007. Cable & Wireless Panamá S.A., a quasi-governmental telecommunications entity, experienced a 14.0% increase in sales in their fiscal year ended March 31, 2008 as compared to their fiscal year ended March 31, 2007, primarily due to growth in broadband internet usage, mobile devices and international communications. The financial intermediation sector grew an estimated 2.3% in 2008 as compared to 2007 primarily due to greater development in international banking. The real estate sector grew an estimated 5.8% in 2008 as compared to 2007.

The Assembly approved Panama’s 2009 budget on December 4, 2008. The 2009 budget contemplates total expenditures of $9.8 billion, with budget estimates based on an anticipated 13.5% growth in nominal GDP and an anticipated consolidated non-financial public sector deficit of approximately $263.0 million (or approximately 1.0% of nominal GDP) for 2009.

The following tables set forth Panama’s GDP, including sectoral origin (in dollars and as a percentage of GDP) and percentage change from 2004 to 2008:

Gross Domestic Product

	2004	2005	2006(R)	2007(P)	2008(E)
Gross Domestic Product (millions of dollars in constant prices)(1)	$13,099.2	$14,041.2	$15,238.6	$16,997.6	$18,558.1
% Change over Previous Year	7.5%	7.2%	8.5%	11.5%	9.2%
Gross Domestic Product (millions of dollars at current prices)	$14,179.3	$15,464.7	$17,137.0	$19,485.4	$23,087.9
% Change over Previous Year	9.6%	9.1%	10.8%	13.7%	18.5%

(1)	Figures are based on 1996 constant dollars.
(P)	Preliminary figures.
(R)	Revised figures.
(E)	Estimated figures.

Source: Office of the Comptroller General.

Sectoral Origin of Gross Domestic Product

(in millions of dollars)(1)

	2004	2005	2006(R)	2007(P)	2008(E)
Primary Activities:
Agriculture(2)	$971.9	$997.0	$1,039.1	$1,056.4	$1,119.7
Mining	136.0	136.1	159.5	195.7	254.1

Total	$1,107.9	$1,133.1	$1,198.6	$1,252.1	$1,373.8

Industrial Activities:
Manufacturing	$985.5	$1,026.9	$1,066.7	$1,125.7	$1,168.5
Construction	588.6	594.6	704.0	846.9	1,101.2

Total	$1,574.1	$1,621.5	$1,770.7	$1,972.6	$2,269.7

Services:
Public utilities	$410.6	$433.4	$447.6	$488.6	$513.5
Commerce, restaurants and hotels	1,298.2	1,370.0	1,520.3	1,711.6	1,854.8
Transportation and communications	1,648.0	1,880.0	2,140.7	2,622.8	3,103.9
Colón Free Zone	931.3	1,063.5	1,186.9	1,247.4	1,323.4
Panama Canal Authority	648.3	688.0	780.2	804.4	861.2
Financial intermediation	887.0	1,032.4	1,187.1	1,416.3	1,449.4
Real estate	2,103.1	2,257.4	2,401.3	2,583.4	2,734.3
Public administration	1,217.0	1,208.3	1,231.8	1,272.7	1,321.0
Other services	735.3	762.5	803.4	872.2	914.9

Total	$9,878.8	$10,695.5	$11,699.3	$13,019.4	$14,076.4

Plus Import Taxes(3)	$800.9	$880.2	$944.3	$1,133.2	$1,175.3
Less Imputed Banking Services	(262.5)	(289.0)	(374.3)	(379.7)	(337.1)

Gross Domestic Product	$13,099.2	$14,041.2	$15,238.6	$16,997.6	$18,558.1

(P)	Preliminary figures.
(R)	Revised figures.
(E)	Estimated figures.
(1)	Figures are based on 1996 constant dollars.
(2)	Including fisheries.
(3)	Including value-added tax.

Source: Office of the Comptroller General and Ministry of Economy and Finance.

Percentage Change from Prior Year for

Sectoral Origin of Gross Domestic Product

(percentage change) (1)

	2004	2005	2006(R)	2007(R)(P)	2008(E)
Primary Activities:
Agriculture(2)	1.4%	2.6%	4.2%	1.7%	6.0%
Mining	12.5	0.1	17.2	22.7	29.8
Total	2.6	2.3	5.8	4.5	9.7

Industrial Activities:
Manufacturing	2.1	4.2	3.9	5.5	3.8
Construction	13.9	1.0	18.4	20.3	30.0
Total	6.2	3.0	9.2	11.4	15.1

Services:
Public utilities	6.1	5.6	3.3	9.2	5.1
Commerce, restaurants and hotels	8.9	5.5	11.0	12.6	8.4
Transportation and communications	17.0	14.1	13.9	22.5	18.3
Colón Free Zone	16.3	14.2	11.6	5.1	6.1
Panama Canal Authority	9.7	6.1	13.4	3.1	7.1
Financial intermediation	(5.6)	16.4	15.0	19.3	2.3
Real estate	7.5	7.3	6.3	7.6	5.8
Public administration	2.4	(0.7)	1.9	3.3	3.8
Other services	4.8	3.7	5.4	8.6	4.9
Total	7.8	8.3	9.4	11.3	8.1

Plus Import Taxes(3)	5.7	9.9	7.3	20.0	3.7
Less Imputed Banking Services	(12.6)	10.1	29.5	1.4	(11.2)
Gross Domestic Product	7.5%	7.2%	8.5%	11.5%	9.2%

(P)	Preliminary figures.
(R)	Revised figures.
(E)	Estimated figures.
(1)	Figures are based on 1996 constant dollars.
(2)	Including fisheries.
(3)	Including value-added tax.

Source: Office of the Comptroller General and Ministry of Economy and Finance.

Sectoral Origin of Gross Domestic Product

(as percentage of GDP)(1)

	2004	2005(R)	2006(R)	2007(R)(P)	2008(E)
Primary Activities:
Agriculture(2)	7.4%	7.2%	6.8%	6.2%	6.1%
Mining	1.0	1.0	1.0	1.2	1.4

Total	8.4	8.2	7.8	7.4	7.5

Industrial Activities:
Manufacturing	7.5	7.3	7.0	6.6	6.3
Construction	4.5	4.2	4.6	5.0	5.9

Total	12.0	11.5	11.6	11.6	12.2

Services:
Public utilities	3.1	3.1	2.9	2.9	2.8
Commerce, restaurants and hotels	9.9	9.8	10.0	10.1	10.0
Transportation and communications	12.6	13.4	14.1	15.4	16.7
Colón Free Zone	7.1	7.6	7.8	7.3	7.1
Panama Canal Authority	4.9	4.9	5.2	4.7	4.6
Financial intermediation	6.8	7.4	7.8	8.3	7.8
Real estate	16.1	16.1	15.7	15.2	14.7
Public administration	9.3	8.6	8.0	7.5	7.1
Other services	5.6	5.4	5.2	5.1	4.9

Total	75.4	76.2	76.7	76.5	75.7

Plus Import Taxes(3)	6.1	6.2	6.3	6.7	6.4
Less Imputed Banking Services	(2.0)	(2.1)	(2.5)	(2.2)	(1.8)

Total	100.0%	100.0%	100.0%	100.0%	100.0%

(R)	Revised figures.
(P)	Preliminary figures.
(1)	Figures are based on 1996 constant dollars.
(2)	Including fisheries.
(3)	Including value-added tax.

Source: Office of the Comptroller General.

The following table sets forth Panama’s principal price indicators for each of the years 2004 through 2008:

Inflation

(percentage change from previous period)

	2004(R)	2005(R)	2006(R)	2007(R)	2008
Period Average:
Consumer Price Index	0.5%	3.3%	2.3%	4.2%	8.8%
Wholesale Price Index:
Imports	7.3	10.4	10.1	5.8	21.1
Industrial products	1.7	1.6	1.8	4.5	11.6
Agricultural products	2.6	(0.2)	3.2	6.3	3.5
All products	4.4	5.7	6.1	5.3	15.8

End of Period:
Consumer Price Index	2.0%	3.5%	2.0%	6.5%	6.5%
Wholesale Price Index:
Imports	8.7	11.2	5.2	16.5	(19.4)
Industrial products	2.7	1.4	2.3	6.2	0.6
Agricultural products	2.2	5.6	3.8	7.0	0.1
All products	5.3	6.2	3.9	11.4	(10.7)

(R)	Revised figures.

Source: Office of the Comptroller General and Ministry of Economy and Finance.

As the Republic is a net importer, the recent decrease in the price of oil and other commodities has had a short-term positive impact on the Panamanian economy, relieving some of the inflationary pressures and allowing for more disposable income of the population in general. Inflation, as measured by the consumer price index, or CPI, was 6.5% for the year ended December 31, 2008, and was 4.9% for the twelve months ended January 31, 2009.

Employment. In 2008, the unemployment rate decreased to 4.2% from 4.7% in 2007, primarily as a result of improved economic conditions. The following table sets forth certain labor force and unemployment statistics for the years 2004 through 2008:

Labor Force and Employment

	2004	2005	2006	2007	2008
	(thousands of persons)
Total Population	3,172	3,228	3,284	3,340	3,395
Working-Age Population	2,169	2,216	2,263	2,310	2,357

Labor Force
Employed	1,212.7	1,269.8	1,294.9	1,357.0	1,422.3
Unemployed	161.4	137.7	122.8	92.3	83.8

Total	1,374.1	1,407.5	1,417.7	1,449.3	1,506.1

	(annual percentage change)
Total Population	1.8%	1.8%	1.7%	1.7%	1.6%
Working-Age Population	2.2	2.2	2.1	2.1	2.0
Labor Force
Employed	4.6	4.7	2.0	4.8	4.8
Unemployed	(7.1)	(14.7)	(10.8)	(24.8)	(9.2)

Total	3.1%	2.4%	0.7%	2.2%	3.9%

	(in percent)
Labor Force:
Participation Rate(1)	63.3%	63.5%	62.6%	62.7%	63.9%
Employment Rate(2)	88.2	90.2	91.4	93.6	95.8
Unemployment Rate(3)	9.2	7.6	6.7	4.7	4.2
Of which:
Metropolitan Area(4)	11.1%	9.6%	8.2%	5.7%	4.9%

(1)	Total labor force as percentage of working-age population.
(2)	Employed labor force as percentage of total labor force.
(3)	Open unemployment based on the annual August Employment Survey. The open unemployment rate excludes persons not actively looking for employment.
(4)	Including the cities of Panama and Colón.

Source: Office of the Comptroller General.

Public Sector Finances. Panama’s non-financial public sector balance for year-end 2008 registered a preliminary surplus of $97.8 million (or 0.4% of nominal GDP).

The following table sets forth the revenues, by source, and expenditures, by sector, of the consolidated non-financial public sector for the years 2004 through 2008:

Consolidated Non-Financial Public Sector Operations

(in millions of dollars)(1)

	2004	2005	2006	2007	2008(P)
Revenues:
General Government
Central Government	$1,963.7	$2,264.8	$3,076.7	$3,651.2	$3,986.3
Caja de Seguro Social (“CSS”)	796.3	827.3	898.7	1,104.0	1,330.2
Consolidated agencies	79.2	82.7	100.4	120.6	134.5

Total	$2,839.2	$3,174.8	$4,075.7	$4,875.9	$5,451.0

Public Enterprises Operations Surplus	95.9	156.9	128.1	163.7	275.6
Nonconsolidated Agencies Surplus	38.1	98.3	37.2	184.5	(36.4)
Capital Revenues	27.5	44.2	41.6	250.0	247.0
Donations	0.0	0.0	0.0	31.2	83.2

Total	$3,000.7	$3,474.2	$4,282.8	$5,505.3	$6,020.4
Expenditures:
General Government
Central Government	1,285.8	1,350.2	1,507.6	1,625.3	1,912.3
CSS	1,150.9	1,196.2	1,251.8	1,374.5	1,504.7
Consolidated agencies	149.2	156.3	160.9	164.7	161.0

Total	$2,585.9	$2,702.7	$2,920.3	$3,164.5	$3,578.0

Capital Expenditures	501.5	466.0	530.3	973.6	1,619.4

Total	$3,087.4	$3,168.7	$3,450.6	$4,138.1	$5,197.4
Balance(2)	(86.7)	305.5	832.0	1,367.3	823.0
Debt Interest Paid	604.3	694.0	744.3	684.2	725.2
Surplus (Deficit)	(691.0)	(388.5)	87.7	683.0	97.8
Overall Surplus (Deficit)	$(691.0)	$(500.1)	$87.7	$683.0	97.8
Percentage of GDP (nominal)	(4.9)%	(3.3)%	0.5%	3.5%	0.4%

(P)	Preliminary figures.
(1)	Figures exclude savings generated by Brady Bond repurchase operations, anticipated BNP dividends and the operational surplus of the Panama Canal Authority.
(2)	Excluding external interest payments.

Sources:	Office of the Comptroller General, Ministry of Economy and Finance and other public institutions.

International Reserves. Because Panama uses the U.S. dollar as legal tender and prints no domestic paper currency, Panama does not have foreign currency reserves in the conventional sense. In Panama, unlike in other countries, foreign currency reserves are not necessary for providing the private sector economy foreign currency to pay for imports or for supporting exchange rates for a domestic currency. Panama’s foreign currency reserves are generally considered to consist of BNP’s U.S. dollar-denominated foreign assets. As of December 31, 2008, BNP’s foreign assets increased to $2.4 billion (from $1.9 billion as of December 31, 2007). The following table sets forth certain information regarding Panama’s international reserves at the dates indicated:

International Reserves

(in millions of dollars)

	December 31,
	2004	2005	2006	2007	2008
Gold	$0.0	$0.0	$0.0	$0.0	$0.0
Foreign Exchange(1)	611.4	1,192.5	1,315.9	1,914.5	2,404.7
Reserve Position in IMF	11.9	11.9	11.9	11.6	11.9
Special Drawing Rights	0.6	0.3	0.6	0.9	0.5

Total	$623.9	$1,204.7	$1,328.4	$1,927.0	$2,417.1

(1)	Foreign assets of BNP.

Source: IMF and BNP.

Banking Sector. Total assets of the banking sector were approximately 54.4% higher at year-end 2008 than at year-end 2004. Total deposits were approximately 60.4% higher at year-end 2008 than at year-end 2004. The table below sets forth information on the banking sector at December 31 for each of the years 2004 through 2008:

The Banking Sector

(in millions of dollars)

	December 31,
	2004	2005	2006	2007	2008(P)
Assets:
Liquid Assets:
Deposits in local banks	$1,088	$1,414	$2,027	$2,211	$2,264
Deposits in foreign banks	5,928	4,799	4,935	6,009	8,281
Other	367	507	609	590	649

Total Liquid Assets	7,383	6,721	7,571	8,811	11,193

Loans	19,900	22,905	22,449	26,842	30,243
Investments in Securities	5,760	6,857	5,782	7,600	9,307
Other assets	1,566	2,133	2,220	2,389	2,684

Total Assets	34,610	38,615	38,021	45,642	53,427

Liabilities:
Deposits:
Internal:
Official	1,795	2,289	2,442	3,310	4,140
Public	11,065	12,001	14,617	17,052	19,596
Banks	1,083	1,421	2,145	2,558	2,454

Total Internal Deposits	13,943	15,712	19,203	22,921	26,190

External:
Official	35	31	43	22	15
Public	6,235	6,589	3,349	5,244	6,646
Banks	4,319	4,765	3,926	4,697	6,501

Total External Deposits	10,589	11,385	7,318	9,963	13,162

Total Deposits	24,531	27,096	26,521	32,884	39,353

Obligations	4,478	5,154	5,261	4,944	5,085
Other Liabilities	956	1,343	1,666	1,560	1,881

Total Liabilities	29,965	33,593	33,448	39,388	46,319

Capital and Reserves	4,644	5,022	4,573	6,253	7,108

Total Liabilities and Capital	$34,610	$38,615	$38,021	$45,642	$53,427

(P)	Preliminary figures.

Source: Superintendency of Banks.

Interest Rates. Interest rates show a downward trend, especially borrowing rates, which are consistent with international rates. In December 2008, the average interest rate paid by Banca Panameña for one-year deposits was 4.10%, while the interest rate for personal credit transactions with a maturity of one to five years averaged 11.67% at the end of the month. In general terms, the differential between borrowing and lending interest rates for Banca Panameña exceeded 7% at December 31, 2008.

Government Procurement. Law No. 22 of June 27, 2006 established a new system for government procurement in Panama. Law No. 22 of June 27, 2006, which replaced Law No. 56 of December 27, 1995, created an autonomous government agency known as the Directorate General of Government Contracts that is responsible for the regulation and oversight of the government procurement process. Under Law No. 22 of June 27, 2006, the

President appoints and the Assembly ratifies the appointment of a General Director of the Directorate General of Government Contracts. Law No. 22 of June 27, 2006 created an administrative tribunal to resolve appeals by Government contractors and required that the Government’s procurement of goods and services below $300,000 be conducted through an electronic system known as “Panamá Compra.”

Public Debt

As of December 31, 2008, Panama’s public sector internal debt totaled approximately $2.0 billion, a decrease of $234.9 million from December 31, 2007. Panama’s public sector internal debt as a percentage of GDP was 8.5% as of December 31, 2008. The following table sets forth Panama’s outstanding public sector internal debt by source at year-end for the years 2004 through 2008:

Public Sector Internal Debt

(in millions of dollars)

	December 31,
	2004	2005	2006	2007	2008(P)
Private Sector Sources:
Treasury notes	$708.2	$775.1	$815.1	$565.1	$565.1
Treasury bills	236.6	192.1	249.8	206.8	59.0
Domestic bonds	31.4	21.5	12.2	2.2	2.2
Long-term private financing	14.0	2.7	2.1	22.3	35.6
Labor notes(1)	3.9	2.6	1.2	0.0	0.0
SIACAP Bonds	307.4	269.6	231.9	198.8	165.7

Total	$1,301.4	$1,263.6	$1,312.5	$995.2	$827.6
Public Sector Sources:
CSS	$622.6	$604.2	$583.9	$563.5	$541.2
Official banking institutions(2)	833.7	783.9	768.0	636.3	591.3

Total	$1,456.2	$1,388.1	$1,351.8	$1,199.8	$1,132.5
Total Public Sector Internal Debt	$2,757.6	$2,651.7	$2,664.3	$2,195.0	$1,960.1

(P)	Preliminary figures.
(1)	Notes issued under the Government’s early retirement program.
(2)	The remaining unpaid overdraft debt that the Central Government incurred at BNP during the 1987-1989 period is reflected in this category.

Source: Ministry of Economy and Finance.

As of December 31, 2008, Panama’s public sector external debt totaled approximately $8.5 billion, up $201.7 million from December 31, 2007. Panama’s public sector external debt as a percentage of GDP was 36.8% as of December 31, 2008. The following tables set forth the composition of public sector external debt outstanding at year-end for the years 2004 through 2008 and the scheduled amortizations for public sector external debt for each of the years indicated:

Public Sector External Debt(1)

(in millions of dollars)

	December 31,
	2004	2005	2006	2007	2008(P)
Commercial banks	$9.3	$79.6	$8.3	$6.5	$169.6
Bonds	5,702.9	6,104.8	6,359.8	6,809.8	6,747.6
Multilateral agencies	1,212.9	1,136.1	1,183.0	1,235.4	1,349.9
Bilateral entities	294.2	259.2	237.2	224.0	210.3

Total	$7,219.2	$7,579.7	$7,788.3	$8,275.6	$8,477.4

(P)	Preliminary figures.
(1)	Debt stated at its outstanding principal amount and not at trading value in the secondary market.

Source: Ministry of Economy and Finance.

Public Sector External Debt Amortization

(in millions of dollars)

	2009(R)	2010(R)	2011(R)	2012-2036(R)
Multilaterals
World Bank	23.78	23.46	20.07	203.91
IDB	64.13	64.79	69.92	749.63
IMF	0.00	0.00	0.00	0.00
IADF(1)	1.02	1.02	1.01	7.05
CAF(2)	0.00	8.24	8.24	53.58
EIB(3)	1.22	1.90	1.90	44.98
Total	90.15	99.41	101.14	1,059.15

Bilaterals	17.45	16.44	15.93	160.43
Bonds	0.00	0.00	332.88	6,414.67
Commercial Debt	1.85	1.85	0.93	165.00
Total	19.30	18.29	349.74	6,740.10

(R)	Revised figures.
(1)	International Agricultural Development Fund.
(2)	Andean Development Corporation.
(3)	European Investment Bank.

Source: Ministry of Economy and Finance.

Panama’s total public sector debt as of December 31, 2008 was approximately $10.4 billion, down $33.2 million from December 31, 2007.

In an effort to promote the development of Panama’s capital markets, the Government continued in 2008 with a program of Treasury Bill issuances with seven auctions from January 15, 2008 to August 26, 2008. Panama issued $211.0 million of zero-coupon Treasury Bills with short-term maturities of one-year or less in Panama’s capital markets. By comparison, the program of Treasury Notes remains suspended since 2005. As of December 31, 2008 outstanding Treasury Bills amounted to $59.0 million and outstanding Treasury Notes amounted to $565.1 million.

During the year 2008, the Republic entered into the following agreements with multilateral organizations and foreign commercial banks totaling $543.5 million, summarized in the table below:

Lender	Program	Amount (in millions of US dollars)	Date signed
IDB	Phase II: Social Protection	$ 20.2	January 15, 2008

World Bank	Assistance for development policies	$ 75.0	February 13, 2008

World Bank	Technical assistance for public policy reforms	$ 6.0	March 10, 2008

IDB	Improvement to the administration of justice	$ 21.6	March 13, 2008

IDB	Modernization of the administration and management of the environment	$ 10.0	March 13, 2008

CITI/NEXI	CMC	$ 165.0	March 14, 2008

IDB	Phase II Development of Bocas del Toro	$ 29.0	April 22, 2008

World Bank	PPF - Equity Management	$ 0.8	May 9, 2008

IDB	Trade Liberalization and Competitiveness Phase I	$ 51.3	June 18, 2008

International Fund for Agricultural Development	Rural Development and Modernization	$ 6.9	July 15, 2008

IDB	Technology Development	$ 19.7	September 2, 2008

World Bank	Management and Development of the Province of Colón	$ 20.0	October 6, 2008

World Bank	Enhancement of Educational System	$ 35.0	October 22, 2008

World Bank	Health Equity	$ 40.0	October 23, 2008

IDB	Management and Development of the Central Provinces	$ 43.0	December 17, 2008

International Trade

On December 19, 2006, Panama announced the completion of negotiations for a free trade agreement with the United States (the “Trade Promotion Agreement”). In 2006, more than 96% of Panama’s merchandise exports to the United States entered duty-free considering the application of various trade preference programs designed to promote economic development, such as the Caribbean Basin Initiative and the Generalized System of Preferences. The Trade Promotion Agreement with the United States is expected to expand and secure those benefits for Panama in the long term. Upon effectiveness, this agreement will eliminate nearly 71.2% of Panama’s tariffs on industrial goods immediately, with remaining tariffs phased out over 10 years. In return, the United States will eliminate immediately 99.7% of tariffs applied to industrial goods from Panama. On June 28, 2007, Panama and the United States signed the Trade Promotion Agreement, which will come into force upon approval of each country’s legislature. In July 2007, Panama’s legislature ratified the Trade Promotion Agreement, but as of February 2009, the U.S. Congress has yet to ratify the Agreement.

As of December 31, 2008, Panama’s largest trading partners for exports were the United States, Netherlands and Costa Rica, with exports amounting to $435.1 million, $122.8 million and $66.0 million, respectively. As of December 31, 2008, Panama’s largest trading partners for imports were the United States, the Petroleum Free Zone of Panama, the CFZ and Costa Rica, with imports amounting to $2.7 billion, $1.4 billion, $840.0 million and $456.0 million, respectively.

Law No. 37 of November 8, 2006 ratified the bilateral investment treaty signed with Mexico in October 2005. On January 12, 2007, the National Assembly approved Law No. 7, which implements the free trade agreement signed with Chile in June 2006. This free trade agreement entered into force on March 7, 2008, eliminating nearly 93% of Chile’s tariffs on goods immediately, with remaining tariffs phased out over 10 years.

Panama has concluded the negotiation of comprehensive free trade agreements with Costa Rica, Honduras and Guatemala. In this regard, Law No.17 of February 13, 2008, published in the Gaceta Oficial Digital No. 25,982 of February 20, 2008, serves as the ratification of the free trade agreement between Panama and Costa Rica; the effective date of the agreement was November 23, 2008, and its Tariffs Program entered into effect on January 1, 2009. Law No. 23 of April 25, 2008, published in the Gaceta Oficial Digital No. 26,032 of May 5, 2008, serves as the ratification of the free trade agreement between Panama and Honduras; this agreement has not entered into effect because the approval of Honduras National Congress remains pending. The free trade agreement between Panama and Guatemala is subject to the occurrence of effectiveness procedures in both countries in order to enter into force. Upon complete effectiveness of these commercial agreements, nearly 90% of Panama’s total exports to these countries will enter duty-free.

The following table sets forth the composition and geographical distribution of Panama’s exports for the years indicated:

Composition of Merchandise Exports, F.O.B.(1)

(in millions of dollars)

	2004(R)		2005(R)		2006(R)		2007(R)		2008(P)
Petroleum(2)	$4.8	(3)	$7.1	(3)	$7.7	(3)	$7.5	(3)	$7.2	(3)
Non-petroleum Merchandise Exports:
Bananas	108.5		96.5		109.4		111.6		98.6
Muskmelon	49.2		79.9		96.2		115.1		117.2
Pineapple	11.9		21.1		36.9		42.9		36.5
Watermelon	21.7		38.1		70.2		87.4		96.8
Sugar	10.4		23.7		21.3		17.6		15.1
Shrimp	53.8		57.8		50.2		56.4		40.6
Coffee	11.0		13.6		13.4		16.3		15.4
Fishmeal(4)	9.3		4.5		12.1		9.4		15.9
Frozen yellowfin tuna, fresh and frozen fish filet	280.7		264.8		231.7		220.9		283.4
Other seafood	6.4		7.1		1.7		0.8		0.1
Clothing	8.8		10.3		9.9		12.4		10.6
Meat from cattle	14.0		12.4		14.2		11.6		14.5
Standing cattle	13.2		21.2		30.6		16.4		0.4
Leather and similar products	8.9		8.9		12.6		20.0		5.4
Other exports	278.4		296.2		303.6		380.2		386.9

Total	886.2		956.1		1,014.0		1,119.0		1,137.4

Re-exports Other Than CFZ	49.1		50.2		60.5		78.6	(P)	n/a

Total	$940.1		$1,013.4		$1,082.2		$1,205.1		n/a

n/a	Not Available.
(R)	Revised figures.
(P)	Preliminary figures.
(1)	Excluding the CFZ.
(2)	Petroleum exports primarily consist of maritime and aviation fuel sales.
(3)	Excludes oil sales for consumption on board. In August 2002, Refinería Panamá S.A. closed its refinery operations.
(4)	Including fish oil and fishmeal.

Source: Office of the Comptroller General.

The following table sets forth Panama’s balance of payments for the years 2003 through 2007 and for the nine months ended September 30, 2008:

Balance of Payments(1)

(in millions of dollars)

Account	2003	2004	2005	2006(P)(R)	2007(P)(R)	As of Sept. 30, 2008(E)
Current Account:
Merchandise Trade(2)
Exports	$5,071.9	$6,078.3	$7,591.2	$8,478.1	$9,338.4	$7,570.8
Imports	(6,274.2)	(7,616.6)	(8,907.2)	(10,190.0)	(12,520.6)	(10,955.9)

Balance	(1,202.3)	(1,538.3)	(1,316.0)	(1,711.9)	(3,382.2)	(3,385.1)
Services	1,197.7	1,331.1	1,436.3	2,210.3	2,817.7	2,464.0
Rent (3)	(821.3)	(1,024.3)	(1,124.9)	(1,277.7)	(1,311.1)	(1,299.5)
Unilateral Transfer(4)	246.4	219.6	245.3	252.5	253.2	173.4

Balance	(579.5)	(1,011.9)	(759.3)	(526.8)	(1,622.4)	(2,047.2)
Capital and Financial Account:
Capital Account	0.0	0.0	0.0	15.2	43.7	33.8
Financial Account	177.9	496.8	1,989.2	382.3	2,773.9	2,108.2
Direct Investment	817.5	1,019.1	962.1	2,497.9	1,907.2	1,782.2
Portfolio Investment	64.1	125.1	(557.6)	(748.0)	(1,084.1)	(547.8)
Other Capital	(703.7)	(647.4)	1,584.7	(1,622.5)	1,500.8	908.1
Assets	631.2	(1,542.8)	(358.9)	(3,781.8)	(4,998.4)	(4,029.6)
Liabilities	(1,334.9)	895.4	1,943.6	2,159.3	6,499.2	4,937.7

Balance	(401.6)	(515.1)	1,229.9	(144.5)	1,151.5	61.0

Errors and Omissions (net)	134.5	119.7	(555.1)	301.3	(773.7)	(134.4)
Overall Surplus (Deficit)	$(267.1)	$(395.4)	$674.8	$156.8	$377.8	$74.4

Financing	267.1	395.4	(674.8)	(172.0)	(621.5)	(39.6)
Total Reserves	266.6	396.3	(521.3)	(162.1)	(611.4)	(43.7)
Use of IMF credit and IMF loans	(9.5)	(10.0)	(9.8)	(9.9)	(10.1)	(4.1)
Exceptional Financing(5)	10.0	9.1	(143.7)	0.0	0.0	0.0

(R)	Revised figures.
(E)	Estimated figures.
(P)	Preliminary figures.
(1)	Figures were calculated pursuant to Version V of the Balance of Payments Manual prepared by the IMF.
(2)	Includes CFZ figures.
(3)	Includes wages and investment profits.
(4)	Unilateral transfers consist of transactions without a quid pro quo, many of which are gifts and migrant transfers.
(5)	“Exceptional Financing” refers only to financing from the exchange or the repurchase of Government bonds and the capitalization of PDI bonds. External financing raised in the international markets by the Central Government is included under the caption “Financial Account.”

Source: Office of the Comptroller General.

The Panama Canal

In a national referendum on October 22, 2006, the citizens of Panama voted to approve the canal expansion project proposed by the Panama Canal Authority, and on December 6, 2006, the Cabinet approved the first $120 million of expenditures to begin work. The expansion project includes the building of a new lane of traffic in conjunction with the construction of a third set of locks which will double the Canal’s capacity, allowing increased traffic and larger ships. As part of the canal expansion project, in April 2008 the canal awarded a $177 million contract to the Belgian firm Dredging International to excavate the Pacific entrance of the canal. Construction of the third set of locks is scheduled to begin in 2009.

The Panama Canal Authority announced that toll revenues for the fiscal year ended September 30, 2008 reached $1.3 billion, an increase of 11.3% over fiscal year 2007. On July 21, 2008, the Assembly approved the Panama Canal Authority’s budget for fiscal year 2009, allocating $152.0 million to the Canal’s investment program and $835.7 million to the Canal’s expansion project relating to the third set of locks.

On December 9, 2008, the Panama Canal Authority signed a $2.3 billion agreement with five multilateral and development organizations to finance the Canal’s expansion project, which is estimated to cost approximately $5.25 billion. The Japan Bank for International Cooperation (JBIC), the European Investment Bank (EIB), the IDB, CAF and International Finance Corporation (IFC) each agreed to provide the financing under favorable terms to the Panama Canal Authority. The remaining funds for the expansion project are expected to come from the Canal’s regular business operations and implementation of toll increases. To reduce the risk of lowering demand resulting from toll increases, the Panama Canal Authority implemented a three-year toll increase designed to generate the appropriate cash flows needed to finance a significant portion of the program. As of March 2009, the Panama Canal Authority has financed approximately $500 million of the expansion project through internal funding.

The United States, the main source of customers of the Panama Canal, has been experiencing an intensifying deceleration of economic activity. In spite of the economic conditions in the United States, trade via the Panama Canal during its fiscal year ended September 30, 2008 was only slightly affected and toll revenues remained firm. From the beginning of its 2009 fiscal year, which began on October 1, 2008, through January 31, 2009, approximately 4,341 transits passed through the Canal as compared to 4,380 transits for the same period during fiscal year 2008, resulting in a decrease of approximately 1.0%. Approximately 69.8 million long tons of cargo passed through the Canal between October 1, 2008 and January 31, 2009 as compared to 69.5 million long tons during the same period of time for fiscal year 2008, representing an increase of approximately 0.4%. Toll revenue remained firm despite the decrease in transits. As of January 31, 2009, toll revenue totaled approximately $481.8 million as compared to $427.2 million for the same period in fiscal year 2008, representing an increase of approximately 12.8%, mainly due to the effects of the implementation of the toll price adjustment discussed below.

For the month of January 2009, approximately 1,133 transits passed through the Canal as compared to approximately 1,151 during January 2008, representing a decrease of approximately 1.6%. Approximately 17.5 million long tons of cargo passed through the Canal during the month of January 2009 as compared to 18.0 million long tons in January 2008, representing a decrease of approximately 2.7%. Toll revenue for the month of January 2009 totaled approximately $120.7 million as compared to $107.9 million during January 2008, representing an increase of 11.9%.

The Panama Canal Authority estimates that PC/UMS (Panama Canal Universal Measurement System) tonnage of cargo passing through the Canal will drop by approximately 5.9% during fiscal year 2009, but toll revenues will not experience significant change due to the implementation of the last phase of a three step toll rate increase approved in May 2005. Several shipping companies have recently requested the cancelation or deferral of the scheduled 2009 toll rate increase. The final decision to implement the third phase of the three-step toll increase was made in 2007 after extensive consultations in 2006 and early 2007 and significant accommodations to industry requests. The Panama Canal Authority believes that its price setting consultation process provides for transparency and predictability in its pricing proposals in a manner that permits industry-wide participation.

The estimated results for the Panama Canal are subject to revision based on the duration and severity of the global economic downturn, and accordingly no assurance can be given concerning actual results for fiscal year 2009.

The following table sets forth the Canal’s statistical and financial information for fiscal years 2004 through 2008 (each ended on September 30):

Panama Canal Principal Statistics

Fiscal Year	Number of Transits	Tolls (millions of dollars)	Long Tons of Cargo (millions)
2004	14,035	757.7	200.3
2005	14,011	847.6	193.8
2006	14,194	1,026.4	211.6
2007	14,721	1,183.9	208.2
2008	14,702	1,317.5	209.8

Source: Panama Canal Authority.

DESCRIPTION OF THE GLOBAL BONDS

Panama will issue the global bonds under the fiscal agency agreement, dated as of September 26, 1997, as amended as of September 4, 2003, between Panama and The Bank of New York Mellon (as successor to JPMorgan Chase Bank, N.A.), as fiscal agent. Panama has appointed a registrar, paying agent and transfer agent in accordance with the fiscal agency agreement.

The following description is a summary of the material provisions of the global bonds and the fiscal agency agreement. Because it is only a summary, the description may not contain all of the information that is important to you as a potential investor in the global bonds. Therefore, Panama urges you to read the fiscal agency agreement and the form of global bond in making your decision on whether to invest in the global bonds. Panama has filed a copy of these documents with the Commission, and copies of these documents are available at the office of the fiscal agent in New York City.

The following description of the particular terms of the global bonds offered hereby supplements and, to the extent inconsistent therewith, replaces information contained in the description of the general terms and provisions of the debt securities set forth in the prospectus.

General Terms of the Global Bonds

The global bonds:

•	will be a further issuance of, and will be consolidated to form a single series with, the existing bonds;

•	will be issued in an aggregate principal amount of $ ;

•	will mature at par, including any accrued and unpaid interest, on March 15, 2015;

•	will bear interest at 7.250% per annum accruing from March 15, 2009, calculated on the basis of a 360-day year, consisting of twelve 30-day months;

•

will pay interest semi-annually in arrears in equal installments on March 15 and September 15 of each year, beginning September 15, 2009, to be paid to the person in whose name the global bond is registered at the close of business on the preceding February 28 or August 31, respectively;

•	will not be redeemable prior to maturity and will not be entitled to the benefit of any sinking fund;

•

upon issuance, will be direct, unconditional and general obligations of Panama and will rank equally, without any preference among themselves, with all other indebtedness issued in accordance with the fiscal agency agreement and with all other unsecured and unsubordinated Indebtedness of Panama, backed by the full faith and credit of Panama for due and punctual payment and the due and timely payment of all obligations of Panama in respect thereof;

•	will be recorded on, and transferred through, the records maintained by DTC and its direct and indirect participants, including Euroclear and Clearstream, Luxembourg;

•	will be issued in fully registered book-entry form, without coupons, registered in the name of DTC or its nominee in denominations of $1,000 and integral multiples of $1,000 in excess thereof;

•	will be available in definitive form only under certain limited circumstances; and

The global bonds will contain provisions regarding acceleration and voting on amendments, modifications, changes and waivers that differ from those applicable to much of Panama’s outstanding Public External Indebtedness and described in the accompanying prospectus. These provisions are commonly referred to as “collective action clauses.” Under these provisions, Panama may amend certain key terms of the global bonds, including the maturity date, interest rate and other payment terms, with the consent of the holders of not less than 75% of the aggregate principal amount of the outstanding global bonds. Additionally, if an event of default has occurred and is continuing, the global bonds may be declared to be due and payable immediately by holders of not less than 25% of the aggregate principal amount of the outstanding global bonds. Those provisions are described in the sections entitled “—Default; Acceleration of Maturity” and “—Amendments and Waivers” in this prospectus supplement and “Collective Action Securities” in the accompanying prospectus.

Payment of Principal and Interest

Panama will make payments of principal of and interest on the global bonds in U.S. dollars through the fiscal agent to DTC, which will receive the funds for distribution to the holders of the global bonds. Panama expects that holders of the global bonds will be paid in accordance with the procedures of DTC and its direct and indirect participants. Neither Panama nor the fiscal agent will have any responsibility or liability for any aspect of the records of, or payments made by, DTC or any failure on the part of DTC to make payments to holders of the global bonds from the funds it receives.

If any date for an interest or principal payment is a day on which banking institutions in New York City are authorized or obligated by law or executive order to be closed, Panama will make the payment on the next New York City banking day. No interest on the global bonds will accrue as a result of this delay in payment.

If any money that Panama pays to the fiscal agent or to any paying agent for the payment of principal of or interest on the global bonds is not claimed two years after the principal or interest was due and paid by Panama, then the fiscal agent or paying agent will repay the money to Panama. If this occurs, Panama will promptly confirm the receipt of this repayment in writing to the fiscal agent. After any such repayment, the fiscal agent or paying agent will not be liable with respect to the payments. However, Panama’s obligations to pay the principal of and interest on the global bonds as they become due will not be affected by such repayment. To the extent permitted by law, the global bonds will become void unless presented for payment within five years after the maturity date thereof (or such shorter period as may be prescribed by applicable law).

Default; Acceleration of Maturity

Any of the following events will be an event of default with respect to the global bonds:

(a) a default by Panama in any payment of principal of the global bonds which continues for 15 calendar days;

(b) a default by Panama in any payment of interest on the global bonds which continues for 30 calendar days;

(c) a default by Panama in the performance of any other obligation under the global bonds which continues for 60 calendar days after the holder of any global bonds has provided to the fiscal agent written notice requiring this default be remedied;

(d) an acceleration of any aggregate principal amount of public indebtedness of Panama that exceeds U.S.$25,000,000 (or its equivalent in any other currency) by reason of an event of default resulting from Panama’s failure to make any payment of principal or interest under this public indebtedness when due;

(e) a failure of Panama to make any payment in respect of public indebtedness of Panama in an aggregate principal amount in excess of U.S.$25,000,000 (or its equivalent in any other currency) when due (whether at stated maturity, by acceleration or otherwise), which continues for 30 calendar days after the holder of any global bonds has provided to the fiscal agent written notice requiring this default be remedied;

(f) a declaration by Panama of a moratorium with respect to the payment of principal of, or premium or interest on, public external indebtedness of Panama which does not expressly exclude the global bonds; or

(g) a denial or repudiation by Panama of its obligations under the global bonds.

If an event of default described above occurs and is continuing, the holders of at least 25% of the aggregate principal amount of the outstanding global bonds may, by notice to the fiscal agent, declare all the global bonds to be due and payable immediately. Holders of less than 25% of the aggregate principal amount of the outstanding global bonds may not, on their own, declare the global bonds to be due and payable immediately. Holders of global bonds may exercise these rights only by providing a written demand to Panama and the fiscal agent at a time when the event of default is continuing.

Upon any declaration of acceleration, the principal, interest and all other amounts payable on the global bonds will be immediately due and payable on the date Panama receives written notice of the declaration, unless Panama has remedied the event or events of default prior to receiving the notice. The holders of 66 2/3% or more of the aggregate principal amount of the outstanding global bonds may rescind a declaration of acceleration if the event or events of default giving rise to the declaration have been cured or waived.

Fiscal Agent

The fiscal agency agreement contains provisions relating to the obligations and duties of the fiscal agent, to the indemnification of the fiscal agent and to the fiscal agent’s relief from responsibility for actions that it takes. The fiscal agent is entitled to enter into business transactions with Panama or any of its respective affiliates without accounting for any profit resulting from such transactions.

Paying Agents; Transfer Agents; Registrar

Panama has initially appointed The Bank of New York Mellon (as successor to JPMorgan Chase Bank, N.A.), as paying agent, transfer agent and registrar. Panama may at any time appoint new paying agents, transfer agents and registrars. Panama, however, will at all times maintain:

•	a principal paying agent in New York City, and

•	a registrar in New York City.

In addition, so long as the global bonds are listed on the Luxembourg Stock Exchange and the rules of such exchange so require, Panama will maintain a paying agent and a transfer agent in Luxembourg. Panama will promptly provide notice (as described under “—Notices”) of the termination or appointment of, or of any change in the office of, any paying agent, transfer agent or registrar.

Definitive Global Bonds

Panama will issue global bonds in definitive form in exchange for the book-entry securities only if:

•

DTC is unwilling or unable to continue as depositary, is ineligible to act as depositary or ceases to be a “clearing agency” registered under the U.S. Securities Exchange Act of 1934, as amended, and Panama does not appoint a qualified successor within ninety (90) days after DTC notifies Panama or Panama becomes aware that DTC is unwilling, unable or ineligible to act as depositary or is no longer registered to be a “clearing agency”;

•	Panama, at its option, elects to terminate the book-entry system through DTC; or

•	an event of default with respect to the global bonds shall have occurred and be continuing.

Payments on any definitive global bonds will be made at the Corporate Trust Services Office of the fiscal agent in New York City and at the specified office of the paying agent in Luxembourg (against surrender of the relevant definitive global bond, in the case of payments of principal). You will not be charged a fee for the registration of transfers or exchanges of definitive global bonds. You may transfer any definitive registered global bond, according to the procedures in the fiscal agency agreement, by presenting and surrendering it at the office of any transfer agent.

Notices

Panama will publish notices to the holders of the global bonds in a leading newspaper having general circulation in London and New York. Panama expects that it will make such publication in the Financial Times and The Wall Street Journal. So long as the global bonds are listed on the Luxembourg Stock Exchange and the rules of that Exchange so require, Panama will publish notices to the holders of the global bonds on the website of the Luxembourg Stock Exchange (www.bourse.lu) or in a leading newspaper having general circulation in Luxembourg. Panama will consider a notice to be given on the date of its first publication.

In the case of the book-entry securities, notices also will be sent to DTC or its nominee, as the holder thereof, and DTC will communicate such notices to DTC participants in accordance with its standard procedures.

Further Issues of the Global Bonds

From time to time, without the consent of holders of the global bonds, and subject to the required approvals under Panamanian law, Panama may create and issue additional debt securities with the same terms and conditions as those of the global bonds (or the same except for the amount of the first interest payment and the issue price), provided that such additional debt securities do not have, for purposes of U.S. federal income taxation (regardless of whether any holders of such debt securities are subject to the U.S. federal tax laws), a greater amount of original issue discount than the global bonds have as of the date of issuance of such additional debt securities. Panama may also consolidate the additional debt securities to form a single series with the outstanding global bonds.

Amendments and Waivers

Panama, the fiscal agent and the holders may generally modify or take actions with respect to the fiscal agency agreement or the terms of the global bonds with:

•	the affirmative vote of the holders of not less than 66 2/3% in aggregate principal amount of the outstanding global bonds that are represented at a duly called and held meeting; or

•	the written consent of the holders of 66 2/3% in aggregate principal amount of the outstanding global bonds.

However, the holders of not less than 75% in aggregate principal amount of the outstanding global bonds, voting at a meeting or by written consent, must consent to any amendment, modification, change or waiver with respect to the global bonds that would:

•	change the due date for the payment of the principal of, or any installment of interest on, the global bonds;

•	reduce the principal amount of the global bonds;

•	reduce the portion of the principal amount that is payable in the event of an acceleration of the maturity of the global bonds;

•	reduce the interest rate of the global bonds;

•	change the currency in which any amount in respect of the global bonds is payable or the place or places in which such payment is to be made;

•	permit early redemption of the global bonds;

•	change Panama’s obligation to pay any additional amounts under the global bonds;

•	change the definition of “outstanding” with respect to the global bonds;

•	change the governing law provision of the global bonds;

•

change Panama’s appointment of an agent for the service of process or Panama’s agreement not to claim and to waive irrevocably immunity (sovereign or otherwise) in respect of any suit, action or proceeding arising out of or relating to the fiscal agency agreement or to the global bonds;

•	change the status of the global bonds, as described under “Debt Securities—Status of the Debt Securities” in the prospectus;

•	in connection with an offer to acquire all or any portion of the global bonds, amend any event of default under the global bonds; or

•	reduce the proportion of the principal amount of the global bonds that is required:

•	to modify, amend or supplement the fiscal agency agreement or the terms and conditions of the global bonds; or

•	to make, take or give any request, demand, authorization, direction, notice, consent, waiver or other action.

We refer to the above subjects as “reserved matters.” A change to a reserved matter, including the payment terms of global bonds, can be made without your consent, as long as a supermajority of the holders (that is, the holders of at least 75% in aggregate principal amount of the outstanding global bonds) agrees to the change.

If both Panama and the fiscal agent agree, they may, without the vote or consent of any holder of the global bonds, modify, amend or supplement the fiscal agency agreement or the global bonds for the purpose of:

•	adding to the covenants of Panama for the benefit of the holders of the global bonds;

•	surrendering any right or power conferred upon Panama;

•	securing the global bonds pursuant to the requirements of the global bonds or otherwise;

•	curing any ambiguity or curing, correcting or supplementing any defective provision contained in the fiscal agency agreement or in the global bonds; or

•

amending the fiscal agency agreement or the global bonds in any manner which Panama and the fiscal agent may determine and that does not adversely affect the interest of any holder of the global bonds in any material respect.

Any modification, amendment or supplement approved in the manner described in this section shall be binding on the holders of the global bonds.

For purposes of determining whether the required percentage of holders of global bonds is present at a meeting of holders for quorum purposes or has consented to or voted in favor of any request, demand, authorization, direction, notice, consent, waiver, amendment, modification or supplement under the global bonds or the fiscal agency agreement, global bonds owned, directly or indirectly, by or on behalf of Panama or any political subdivision or instrumentality of Panama will be disregarded and deemed not to be “outstanding.”

Please refer to the section entitled “Meetings and Amendments” in the prospectus for information on the procedures for convening and conducting meetings of the holders of global bonds.

The global bonds and the fiscal agency agreement will be governed by the laws of the State of New York, except with respect to their authorization and execution, which will be governed by the laws of Panama.

Purchase of Global Bonds by Panama

Panama may at any time purchase any of the global bonds in any manner and for any consideration. All global bonds which are purchased by or on behalf of Panama may be held, resold or surrendered for cancellation.

Listing

Application will be made to list the global bonds on the Luxembourg Stock Exchange and to have the global bonds admitted to trading on the Euro MTF Market. The existing bonds are listed on the Euro MTF Market.

GLOBAL CLEARANCE AND SETTLEMENT

Panama has obtained the information in this section from sources it believes to be reliable, including from DTC, Euroclear and Clearstream, Luxembourg, and Panama takes responsibility for the accurate reproduction of this information. Panama takes no responsibility, however, for the accuracy of this information. DTC, Euroclear and Clearstream, Luxembourg are under no obligation to perform or continue to perform the procedures described below, and they may modify or discontinue them at any time. Neither Panama, the fiscal agent, the registrar, the paying agent nor the transfer agent will be responsible for DTC’s, Euroclear’s or Clearstream, Luxembourg’s performance of their obligations under their rules and procedures. Nor will Panama, the fiscal agent, the registrar, the paying agent or the transfer agent be responsible for the performance by direct or indirect participants of their obligations under their rules and procedures.

Introduction

The Depository Trust Company

DTC is:

•	a limited-purpose trust company organized within the meaning of the New York Banking Law;

•	a “banking organization” under the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered under Section 17A of the Securities Exchange Act of 1934, as amended.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of transactions between its participants. It does this through electronic book-entry changes in accounts of its participants, eliminating the need for physical movement of securities certificates. DTC is owned by a number of its direct participants and by institutions such as NYSE Euronext and The NASDAQ OMX Group, Inc.

Euroclear and Clearstream, Luxembourg

Like DTC, Euroclear and Clearstream, Luxembourg hold securities for their participants and facilitate the clearance and settlement of securities transactions between their participants through electronic book-entry changes in their accounts. Euroclear and Clearstream, Luxembourg provide various services to their participants, including the safekeeping, administration, clearance and settlement, and lending and borrowing of internationally traded securities. Euroclear and Clearstream, Luxembourg participants are financial institutions such as underwriters, securities brokers and dealers, banks, trust companies and other organizations. Other banks, brokers, dealers and trust companies have indirect access to Euroclear or Clearstream, Luxembourg by clearing through or maintaining a custodial relationship with Euroclear or Clearstream, Luxembourg participants.

Distributions with respect to global bonds held beneficially through Clearstream, Luxembourg will be credited to cash accounts of Clearstream, Luxembourg participants in accordance with its rules and procedures to the extent received by the depositary for Clearstream, Luxembourg.

Ownership of Bonds through DTC, Euroclear and Clearstream, Luxembourg

Panama will issue the global bonds in the form of one or more fully registered book-entry securities, registered in the name of Cede & Co., a nominee of DTC. Financial institutions, acting as direct and indirect participants in DTC, will represent your beneficial interests in the book-entry securities. These financial institutions will record the ownership and transfer of your beneficial interests through book-entry accounts. You may hold your beneficial interest in the book-entry securities through Euroclear or Clearstream, Luxembourg, if you are a participant in such systems, or indirectly through organizations that are participants in such systems. Euroclear and Clearstream, Luxembourg will hold their participants’ beneficial interests in the book-entry securities in their customers’ securities accounts with their depositaries. These depositaries of Euroclear and Clearstream, Luxembourg in turn will hold such interests in their customers’ securities accounts with DTC.

Panama and the fiscal agent generally will treat the registered holder of the global bonds, initially Cede & Co., as the absolute owner of the global bonds for all purposes. Once Panama and the fiscal agent make payments to the registered holders, Panama and the fiscal agent will no longer be liable on the global bonds for the amounts so paid. Accordingly, if you own a beneficial interest in the book-entry securities, you must rely on the procedures of the institutions through which you hold your interests in the book-entry securities (including DTC, Euroclear, Clearstream, Luxembourg and their participants) to exercise any of the rights granted to the holder of the book-entry securities. Under existing industry practice, if you desire to take any action that Cede & Co., as the holder of such book-entry securities, is entitled to take, then Cede & Co. would authorize the DTC participant through which you own your beneficial interest to take such action, and that DTC participant would then either authorize you to take the action or act for you on your instructions.

DTC may grant proxies or authorize its participants (or persons holding beneficial interests in the global bonds through such participants) to exercise any rights of a holder or take any other actions that a holder is entitled to take under the fiscal agency agreement or the global bonds. Euroclear’s or Clearstream, Luxembourg’s ability to take actions as a holder under the global bonds or the fiscal agency agreement will be limited by the ability of their respective depositaries to carry out such actions for them through DTC. Euroclear and Clearstream, Luxembourg will take such actions only in accordance with their respective rules and procedures.

The fiscal agent will not charge you any fees for the global bonds, other than reasonable fees for the replacement of lost, stolen, mutilated or destroyed global bonds. However, you may incur fees for the maintenance and operation of the book-entry accounts with the clearing systems in which your beneficial interests are held.

Transfers Within and Between DTC, Euroclear and Clearstream, Luxembourg

Trading Between DTC Purchasers and Sellers

DTC participants will transfer interests in the global bonds among themselves in the ordinary way according to DTC rules. DTC participants will pay for such transfers by wire transfer. The laws of some states require certain purchasers of securities to take physical delivery of the securities in definitive form. These laws may impair your ability to transfer beneficial interests in the global bonds to such purchasers. DTC can act only on behalf of its direct participants, who in turn act on behalf of indirect participants and certain banks. Thus, your ability to pledge beneficial interests in the global bonds to persons that do not participate in the DTC system, and to take other actions, may be limited because you will not possess a physical certificate that represents your interest.

Trading Between Euroclear and/or Clearstream, Luxembourg Participants

Participants in Euroclear and Clearstream, Luxembourg will transfer interests in the global bonds among themselves in the ordinary way according to the rules and operating procedures of Euroclear and Clearstream, Luxembourg.

Trading Between a DTC Seller and a Euroclear or Clearstream, Luxembourg Purchaser

When the global bonds are to be transferred from the account of a DTC participant to the account of a Euroclear or Clearstream, Luxembourg participant, the purchaser must first send instructions to Euroclear or Clearstream, Luxembourg through a participant at least one business day prior to the settlement date. Euroclear or Clearstream, Luxembourg will then instruct its depositary to receive the global bonds and make payment for them. On the settlement date, the depositary will make payment to the DTC participant’s account and the global bonds will be credited to the depositary’s account. After settlement has been completed, DTC will credit the global bonds to Euroclear or Clearstream, Luxembourg. Euroclear or Clearstream, Luxembourg will credit the global bonds, in accordance with its usual procedures, to the participant’s account, and the participant will then credit the purchaser’s account. These securities credits will appear the next day (European time) after the settlement date. The cash debit from the account of Euroclear or Clearstream, Luxembourg will be back-valued to the value date (which will be the preceding day if settlement occurs in New York). If settlement is not completed on the intended value date (i.e., the trade fails), the cash debit will instead be valued at the actual settlement date.

Participants in Euroclear and Clearstream, Luxembourg will need to make funds available to Euroclear or Clearstream, Luxembourg in order to pay for the global bonds by wire transfer on the value date. The most direct way of doing this is to preposition funds (i.e., have funds in place at Euroclear or Clearstream, Luxembourg before the value date) either from cash on hand or existing lines of credit. Under this approach, however, participants take on credit exposure to Euroclear or Clearstream, Luxembourg until the global bonds are credited to their accounts one day later.

As an alternative, if Euroclear or Clearstream, Luxembourg has extended a line of credit to a participant, the participant may decide not to pre-position funds, but to allow Euroclear or Clearstream, Luxembourg to draw on the line of credit to finance settlement for the global bonds. Under this procedure, Euroclear or Clearstream, Luxembourg would charge the participant overdraft charges for one day, assuming that the overdraft would be cleared when the global bonds were credited to the participant’s account. However, interest on the global bonds would accrue from the value date. Therefore, in many cases the interest income on global bonds which the participant earns during that one-day period will substantially reduce or offset the amount of the overdraft charges. Of course, this result will depend on the cost of funds (i.e., the interest rate that Euroclear or Clearstream, Luxembourg charges) to each participant.

Since the settlement will occur during New York business hours, a DTC participant selling an interest in the global bonds can use its usual procedures for transferring global bonds to the depositaries of Euroclear or Clearstream, Luxembourg for the benefit of Euroclear or Clearstream, Luxembourg participants. The DTC seller will receive the sale proceeds on the settlement date. Thus, to the DTC seller, a cross-market sale will settle no differently than a trade between two DTC participants.

Trading Between a Euroclear or Clearstream, Luxembourg Seller and DTC Purchaser

Due to time zone differences in their favor, Euroclear and Clearstream, Luxembourg participants can use their usual procedures to transfer global bonds through their depositaries to a DTC participant. The seller must first send instructions to Euroclear or Clearstream, Luxembourg through a participant at least one business day prior to the settlement date. Euroclear or Clearstream, Luxembourg will then instruct its depositary to credit the global bonds to the DTC participant’s account and receive payment. The payment will be credited in the account of the Euroclear or Clearstream, Luxembourg participant on the following day, but the receipt of the cash proceeds will be back-valued to the value date (which will be the preceding day if settlement occurs in New York). If settlement is not completed on the intended value date (i.e., the trade fails), the receipt of the cash proceeds will instead be valued at the actual settlement date.

Finally, a day trader that uses Euroclear or Clearstream, Luxembourg and that purchases global bonds from a DTC participant for credit to a Euroclear or Clearstream, Luxembourg account holder should note that these trades will automatically fail on the sale side unless affirmative action is taken. At least three techniques should be readily available to eliminate this potential problem:

•

borrowing through Euroclear or Clearstream, Luxembourg for one day (until the purchase side of the day trade is reflected in its Euroclear or Clearstream, Luxembourg account) in accordance with the clearing system’s customary procedures;

•

borrowing the global bonds in the United States from a DTC participant no later than one day prior to settlement which would give the global bonds sufficient time to be reflected in the borrower’s Euroclear or Clearstream, Luxembourg account in order to settle the sale side of the trade; or

•

staggering the value dates for the buy and sell sides of the trade so that the value date for the purchase from the DTC participant is at least one day prior to the value date for the sale to the Euroclear or Clearstream, Luxembourg accountholder.

TAXATION

Panamanian Taxation

The following is a summary of certain Panamanian income and estate tax considerations that may be relevant to a prospective investor in the global bonds. The summary is based on laws, decrees, regulations, rulings and judicial and administrative interpretations in effect on the date of this prospectus supplement, all of which are subject to change. This summary is not intended to constitute a complete analysis of the tax consequences under Panamanian law of an investment in the global bonds. Prospective holders of the global bonds should consult their own tax advisors to determine the tax consequences arising from the purchase, ownership and disposition of the global bonds.

Taxation of Global Bonds

Interest payable on the global bonds will not be subject to income tax or withholding requirements in Panama. Gains realized by a holder of the global bonds on the sale or other disposition of the global bonds will be exempt from income or capital gain tax in Panama. Losses recognized on the sale or disposition of global bonds will be disallowed as a deduction for income tax purposes. Transfers of global bonds are not subject to stamp or estate taxes in Panama.

U.S. Taxation

U.S. Treasury Circular 230 Notice

The tax discussion contained in this prospectus supplement was not intended or written to be used, and cannot be used by any person, for the purpose of avoiding U.S. federal tax penalties. This discussion was written to support the promotion or marketing of the transactions or matters addressed in this prospectus supplement. You should seek advice based on your particular circumstances from an independent tax advisor.

The following is a summary of certain U.S. federal income and estate tax considerations that may be relevant to an initial purchaser of a global bond. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as in effect on the date of this prospectus supplement. All of these laws and authorities are subject to change at any time, perhaps with retroactive effect. No assurances can be given that any changes in these laws or authorities will not affect the accuracy of the discussions set forth in this summary. This summary does not cover any state, local, non-U.S. or other tax issues, nor does it cover issues under the U.S. federal gift tax laws.

This summary deals only with holders that hold a global bond as a capital asset as defined in the U.S. federal tax laws. This summary does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of the holder’s circumstances (for example, persons subject to the alternative minimum tax provisions of the Code). Also, this summary does not address tax considerations applicable to special classes of holders, such as:

•	investors who do not purchase the global bonds in the offering at the offering price;

•	dealers in securities or currencies, certain securities traders, banks, regulated investment companies, real estate investment trusts, tax-exempt organizations and life insurance companies;

•	persons that hold global bonds as part of a hedging transaction or as a position in a straddle or conversion transaction;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes, or persons holding the global bonds through partnerships or other pass-through entities; and

•	U.S. Holders (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

Prospective purchasers of global bonds should consult their own tax advisors concerning the consequences, in their particular circumstances, under the Code and the laws of any other taxing jurisdiction, of the purchase, ownership and disposition of the global bonds, including the application to their particular circumstances of the tax considerations discussed below and of any relevant state, local, non-U.S. or other tax laws.

Definition of U.S. Holder

In general, a “U.S. Holder” is a holder of a global bond who or that is:

•	an individual citizen or resident of the United States for U.S. federal tax purposes;

•	a corporation created or organized in or under the laws of the United States or any state thereof, or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax without regard to its source; or

•

a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons as defined in the Code (each a “U.S. Person”) have the authority to control all substantial decisions of the trust, or that has made a valid election under U.S. Treasury Regulations to be treated as a domestic trust.

U.S. Holders

The following discussion applies to you if you are a U.S. Holder.

Payments of Interest. Interest on a global bond generally will be taxable to you as ordinary income at the time it is accrued or actually or constructively received, depending on your method of accounting for tax purposes.

Interest paid by Panama on a global bond will constitute income from sources outside the United States and, under the foreign tax credit rules, that interest will, depending on your circumstances, be “passive” or “general” category income which, in either case, is treated separately from some other types of income for purposes of computing the foreign tax credit allowable to you under the U.S. federal income tax laws.

If you purchased a global bond for an amount that is greater than its stated principal amount, you will be considered to have purchased the global bond with “amortizable bond premium” equal in amount to that excess. You may elect to amortize that premium using a constant yield method over the remaining term of the global bond and may offset interest otherwise required to be included in respect of the global bond during any taxable year by the amortized amount of such excess for the taxable year. Any election to amortize bond premium applies to all taxable debt instruments held by you at the beginning of the first taxable year to which the election applies and to all taxable debt instruments acquired on or after that date. The election may be revoked only with consent of the U.S. Internal Revenue Service.

Purchase, Sale, and Retirement of a Global Bond. Your adjusted tax basis in a global bond will generally equal its cost to you, reduced by any amortized premium, as described above, and cash payments of principal that you have received with respect to the global bond. You will generally recognize capital gain or loss on the sale or retirement of a global bond equal to the difference between the amount realized on the sale or retirement (not including any amounts attributable to accrued but unpaid interest) and your adjusted tax basis in the global bond. Such capital gain or loss will be long-term capital gain or loss if the global bond was held for more than one year. The capital gain or loss will be short-term capital gain or loss if you held the global bond for one year or less. Under current law, net capital gains of individuals may be taxed at lower rates than items of ordinary income. Your ability to offset capital losses against ordinary income is limited. Any gain or loss you recognize on the sale or retirement of a global bond generally will be treated as income from sources within the United States or loss allocable to income from sources within the United States for foreign tax credit limitation purposes.

Non-U.S. Holders

The following discussion applies to you if you a beneficial owner of a global bond and are not a U.S. Holder as defined above (“non-U.S. Holder”).

Interest on a Global Bond. Subject to the discussion of backup withholding below, you generally will not be subject to U.S. federal income tax, including withholding tax, on payments of interest on a global bond.

However, you may be subject to U.S. federal income tax on payments of interest on the global bond if you:

•	are an insurance company carrying on a U.S. insurance business to which the interest is attributable within the meaning of the U.S. federal tax laws; or

•

have an office or other fixed place of business in the United States to which the interest is attributable and the interest is derived in the active conduct of a banking, financing or similar business within the United States.

Disposition of a Global Bond. Subject to the discussion of backup withholding below, you will not be subject to U.S. federal income tax on any capital gain realized on the sale or retirement of a global bond unless:

•	that gain or income is effectively connected with your conduct of a trade or business within the United States; or

•	you are an individual who is present in the United States for a total of 183 days or more during the taxable year in which the gain or income is realized, and either:

•	the gain is attributable to an office or fixed place of business maintained in the United States by you; or

•	you have a tax home in the United States.

Estate Tax. A global bond will be treated as situated outside the United States for purposes of the U.S. federal estate tax. Thus, for purposes of that tax, the global bond will not be included in your gross estate if you were a nonresident of the United States who was not a citizen of the United States at the time of your death, if income on the global bond would not have been effectively connected with a U.S. trade or business at the time of your death.

Backup Withholding and Information Reporting. In general, information reporting requirements will apply to payments of principal of and interest on a global bond to non-corporate U.S. Holders if those payments are made within the United States or are made by or through a custodian or nominee that is a U.S. Controlled Person, as defined below. Backup withholding will apply to those payments if such a U.S. Holder fails to provide an accurate taxpayer identification number or, in the case of interest payments, fails to certify that it is not subject to backup withholding or is notified by the U.S. Internal Revenue Service that it has failed to report all interest and dividends required to be shown on its U.S. federal income tax returns. Payments of principal and interest to beneficial owners who are non-U.S. Holders generally will not be subject to information reporting and backup withholding, but those holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on U.S. Internal Revenue Service Forms W-8BEN.

The payment of proceeds of a sale of a global bond effected at the U.S. office of a broker will generally be subject to the information reporting and backup withholding rules described above. In addition, the information reporting rules will apply to payments of proceeds of a sale effected at a foreign office of a broker that is a U.S. Controlled Person, unless the broker has documentary evidence that the holder or beneficial owner is a non-U.S. Holder (and has no actual knowledge or reason to know the contrary) or the holder or beneficial owner otherwise establishes an exemption, and the backup withholding rules will apply to those payments if the broker has actual knowledge that the holder or beneficial owner is a U.S. Holder.

A “U.S. Controlled Person” is:

•	a U.S. Person;

•	a controlled foreign corporation for U.S. federal income tax purposes;

•	a foreign person 50% or more of whose gross income is derived for tax purposes from a U.S. trade or business for a specified three-year period; or

•	a foreign partnership in which U.S. persons hold more than 50% of the income or capital interests or which is engaged in a U.S. trade or business.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a holder of a global bond generally will be allowed as a refund or a credit against the holder’s U.S. federal income tax liability as long as the holder provides the required information to the U.S. Internal Revenue Service.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement incorporated by reference in the terms agreement dated March , 2009, Morgan Stanley & Co. Incorporated and UBS Securities LLC as the underwriters have severally agreed to purchase, and Panama has agreed to sell to the underwriters, the principal amount of the global bonds indicated in the following table:

Underwriter	Principal Amount
Morgan Stanley & Co. Incorporated	US$
UBS Securities LLC	US$

Total	US$

Global bonds sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus supplement. If the global bonds are not all sold at the initial offering price, the underwriters may change the offering price and the other offering terms.

The underwriters are offering the global bonds subject to their acceptance of the global bonds from Panama and subject to prior sale. The terms agreement provides that the obligation of the underwriters to pay for and accept delivery of the global bonds is subject to certain conditions. The underwriters are obligated to take and pay for all of the global bonds if any are taken.

Delivery of the global bonds will be made against payment on or about the fifth business day following the date of this prospectus supplement (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of this prospectus supplement or the next succeeding business day will be required, by virtue of the fact that the notes initially will settle on T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

In connection with the offering of the global bonds, the underwriters may purchase and sell global bonds in the open market. These transactions may include stabilizing transactions and purchases to cover short positions created by the underwriters, for themselves or a syndicate, if there is a syndicate, in connection with the invitation. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the securities. Short positions created by the underwriters, for themselves or a syndicate, if there is a syndicate, involve the sale by the underwriters of a greater number of securities than they own or have a right to purchase. These activities may stabilize, maintain or otherwise affect the market prices of the global bonds, which may be higher than the price that might otherwise prevail in the open market. These activities, if commenced, may be discontinued at any time. These transactions may be effected on the Luxembourg Stock Exchange, in the over-the-counter market or otherwise.

The underwriters are relying on an exemption obtained from the Commission from Rule 101 of Regulation M under the Securities Exchange Act of 1934, as amended, with respect to the trading activities of the underwriters and certain of their affiliates in connection with the offering.

The global bonds are being offered for sale in jurisdictions in the United States, Europe and Asia where it is legal to make such offers. The underwriters have represented and have agreed that they have not offered, sold or delivered and will not offer, sell or deliver any of the global bonds, directly or indirectly, or distribute this prospectus supplement or the accompanying prospectus or any other material relating to the global bonds, in or from any jurisdiction except under circumstances that will result in compliance with the applicable laws and regulations thereof, and will not impose any obligations on Panama except as set forth in the terms agreement and underwriting agreement.

The underwriters have specifically agreed to act as follows in the European Economic Area: In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), the underwriters have represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) they have not made and will not make an offer of the global bonds to the public in that Relevant Member State prior to the publication of a prospectus in relation to the global bonds which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that they may, with effect from and including the Relevant Implementation Date, make an offer of the global bonds to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	in any other circumstances which do not require the publication by Panama of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of the global bonds to the public” in relation to any global bonds in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the global bonds to be offered so as to enable an investor to decide to purchase or subscribe the global bonds, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Panama has agreed that it will not offer, sell, contract to sell or otherwise dispose of any debt securities of Panama, guaranteed by Panama or any agency or enterprise controlled by Panama that are substantially similar to the global bonds, are denominated in U.S. dollars, are to be placed outside Panama and which have tenors substantially similar to the global bonds, during the period beginning the date of this prospectus supplement and continuing to, and including, the completion of the distribution of the global bonds, without prior written consent of the underwriters, except as such debt securities are issued in connection with the eligible bond exchange.

Panama has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and will contribute to payments that the underwriters may be required to make in respect of those liabilities.

The address of Morgan Stanley & Co. Incorporated is 1585 Broadway, New York, New York 10036. The address of UBS Securities LLC is 677 Washington Boulevard, Stamford, Connecticut 06901.

VALIDITY OF THE GLOBAL BONDS

The validity of the global bonds will be passed upon for Panama by Lic. Oscar Ceville, Procurador de la Administración of Panama, or by a duly authorized attorney of the Procuraduría de la Administración, and by Arnold & Porter LLP, New York, New York, United States counsel to Panama, and for the underwriters by Sullivan & Cromwell LLP, New York, New York, United States counsel to the underwriters, and by Arias, Fábrega & Fábrega, Panamanian counsel to the underwriters. As to all matters of Panamanian law, Arnold & Porter LLP may rely on the opinion of the Procurador de la Administración and Sullivan & Cromwell LLP may rely on the opinion of Arias, Fábrega & Fábrega and the Procurador de la Administración or a duly authorized attorney of the Procuraduría de la Administración. As to all matters of United States law, the Procurador de la Administración may rely on the opinion of Arnold & Porter LLP and Arias, Fábrega & Fábrega may rely on the opinion of Sullivan & Cromwell LLP.

OFFICIAL STATEMENTS AND DOCUMENTS

Information included herein is identified as being derived from a publication of, or supplied by, Panama or one of its agencies or instrumentalities and is included on the authority of that publication as a public official document of Panama. All other information is included as a public official statement made on the authority of the Minister of Economy and Finance of Panama.

GENERAL INFORMATION

Due Authorization

Panama is authorized to issue the global bonds pursuant to Cabinet Decree No. 8 dated May 14, 2008, as modified by Cabinet Decree No. 8 dated March 9, 2009, and Executive Decree No. dated .

Listing

Application will be made to list the global bonds on the Luxembourg Stock Exchange and to have the global bonds admitted to trading on the Euro MTF Market.

Litigation

Except as described herein and in any documents incorporated herein by reference, neither Panama nor any governmental agency of Panama is involved in any litigation or arbitration or administrative proceedings relative to claims or amounts that are material in the context of the issuance of the global bonds and that would materially and adversely affect Panama’s ability to meet its obligations under the global bonds and the fiscal agency agreement with respect to the global bonds. No such litigation or arbitration or administrative proceedings are pending or, so far as Panama is aware, threatened.

Documents Relating to the Global Bonds

Copies of the fiscal agency agreement and the form of global bond may be inspected during normal business hours on any day, except Saturdays, Sundays and public holidays, at the office of the fiscal agent or paying agent specified on the inside back cover of this prospectus supplement.

Where You Can Find More Information on Panama

Panama has filed its annual report for 2007 on Form 18-K (except for certain exhibits), as amended by Amendment No. 1 thereto, filed on Form 18-K/A, and by Amendment No. 2 thereto, filed on Form 18-K/A, with the SEC electronically. Panama’s SEC filings are available to the public on the SEC’s website at http://www.sec.gov.

Such annual report on Form 18-K, together with its exhibits and amendments filed with the SEC before the end of the offering of the global bonds, is considered part of and incorporated by reference in this prospectus supplement. If any global bonds are listed on the Luxembourg Stock Exchange, copies of the most recent Panamá en Cifras (as or when available), or if Panamá en Cifras ceases to be published, comparable economic information of the Office of the Comptroller General, and any documents incorporated by reference in this prospectus supplement may be obtained in English at the office of the listing agent for the global bonds and at the office of the fiscal agent during usual business hours on any day (Saturdays, Sundays and public holidays excepted).

Clearing

The global bonds have been accepted for clearance through DTC, Euroclear and Clearstream, Luxembourg (ISIN: US698299 AU 88, Common Code: 020635525, CUSIP: 698299 AU 8).

PROSPECTUS

Republic of Panama

$500,000,000

Debt Securities

Warrants

Panama may offer up to $500,000,000 (or its equivalent in other currencies) aggregate principal amount of its debt securities with or without warrants or other similar securities to purchase, sell or exchange debt securities.

Panama may offer any combination of debt securities and/or warrants from time to time in one or more offerings. Panama will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest.

Panama may sell the securities directly, through agents designated from time to time or through underwriters or dealers.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

You should rely only on the information contained or incorporated by reference in this prospectus or any prospectus supplement. Panama has not authorized anyone to provide you with different or additional information. Panama is not making an offer of these debt securities or warrants in any place where the offer is not permitted by law. You should assume that the information in this prospectus, the prospectus supplement accompanying this prospectus and the documents incorporated by reference is accurate only as of the respective dates of those documents.

The date of this prospectus is March 10, 2009.

WHERE YOU CAN FIND MORE INFORMATION

Panama voluntarily files annual reports with the Securities and Exchange Commission, or the SEC. These reports and any amendments to these reports include certain financial, statistical and other information about Panama, and may be accompanied by exhibits. You may read and copy any document Panama files with the SEC at the SEC’s public reference room in Washington, D.C. You may also obtain copies of these documents from the public reference room in Washington by paying a fee. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room or log on to http://www.sec.gov, where the SEC maintains an Internet site that contains reports and other information filed by Panama.

The SEC allows Panama to “incorporate by reference” into this prospectus the information Panama files with it. This means that Panama can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this prospectus. Panama incorporates by reference the following documents:

•	Panama’s Annual Report on Form 18-K for the year ended December 31, 2007; and

•	All amendments to Panama’s Annual Report on Form 18-K for the year ended December 31, 2007 filed prior to the date of this prospectus;

•	Any amendment on Form 18-K/A to the 2007 annual report filed after the date of this prospectus and prior to the termination of the offering of the securities.

Panama also incorporates by reference all future annual reports and amendments to annual reports until it sells all of the debt securities and warrants covered by this prospectus. Each time Panama files a document with the SEC that is incorporated by reference, the information in that document automatically updates information contained in previously filed documents.

You may request a free copy of these filings by writing or calling the Embassy of Panama at the following address:

Embassy of Panama

2862 McGill Terrace, N.W.

Washington, D.C. 20008

Attn: Finance Section

(202) 483-1407

DATA DISSEMINATION

Panama is a participant in the General Data Dissemination System of the

International Monetary Fund, or the IMF. Countries that participate in the General Data Dissemination System make a commitment to use it as a framework to develop national systems to produce and disseminate economic, financial and socio-demographic data. Participation in the General Data Dissemination System is voluntary. As a participant, Panama has committed to undertaking to:

•	designate a country coordinator to act as the main contact with the IMF staff on all issues relating to Panama’s participation in and implementation of the General Data Dissemination System; and

•

prepare descriptions of Panama’s statistical practices that the IMF will post on its Dissemination Standards Bulletin Board. These descriptions, or “metadata,” are intended to cover Panama’s current statistical production and dissemination practices as well as plans for short- and medium-term improvements and, if applicable, associated technical and other assistance required to implement these plans.

The metadata prepared by participants in the General Data Dissemination System may be found on the IMF’s Dissemination Standard Bulletin Board. The Internet website is located at http://dsbb.imf.org/Applications/web/dsbbhome. The website and any information on it are not part of this prospectus. All references in this prospectus to this website are inactive textual references to this URL, or “uniform resource locator,” and are for your information only.

USE OF PROCEEDS

Unless otherwise specified in the applicable prospectus supplement, Panama will use the net proceeds from the sale of the securities for the general governmental purposes of Panama, including the refinancing of domestic and external indebtedness of Panama and for other budgetary purposes.

Debt Securities

Panama may issue debt securities, with or without warrants, in distinct series at various times, and these debt securities will be issued pursuant to a fiscal agency agreement between Panama and the fiscal agent. The financial terms and other specific terms of a particular series of debt securities will be described in a prospectus supplement relating to such securities. If the terms or conditions described in the prospectus supplement that relates to your series of debt securities differ from the terms or conditions described in this prospectus, you should rely on the terms or conditions described in the prospectus supplement.

In this description of debt securities, you will see some initially capitalized terms. These terms have very particular, legal meanings, and you can find their definitions under the heading “Glossary” below.

General

The prospectus supplement that relates to your debt securities will specify the following terms:

•	the specific title or designation of the debt securities;

•	the principal amount of the debt securities;

•	the price of the debt securities;

•	the stated maturity date on which Panama must repay principal;

•	the rate of any interest the debt securities will bear and, if variable, the method by which the interest rate will be calculated;

•	the dates when any interest payments will be made;

•	the date or dates from which any interest will accrue;

•	the record dates for any interest payable on an interest payment date;

•	the circumstances and terms, if any, under which Panama may redeem the debt securities before maturity;

•

the circumstances and terms, if any, under which the holders of the debt securities may obligate Panama to redeem, repurchase or repay their respective securities pursuant to any sinking fund or analogous provisions or at the option of those holders;

•	the currency or currencies in which such debt securities are denominated, which may be U.S. dollars, another foreign currency or units of two or more currencies;

•	the currency or currencies for which such debt securities may be purchased and in which principal, premium, if any, and interest may be payable;

•	if any amount payable in respect of the debt securities will be determined based on an index or formula, the method by which such amount will be determined;

•	if the debt securities will be issued upon the exchange or conversion of other debt securities, the specific terms relating to this exchange or conversion;

•	whether any part or all of the debt securities will be in the form of a global security and the circumstances in which a global security will be exchangeable for certificated (physical) securities;

•	if the debt securities will be listed, the stock exchange on which they will be listed;

•	whether the debt securities will be designated “Collective Action Securities” (as described under the heading “Collective Action Securities” below); and

•	any other terms of the debt securities.

If applicable, the prospectus supplement may also describe any U.S. federal or Panamanian income tax consequences and special considerations applicable to that particular series of debt securities.

Any moneys held by the fiscal agent in respect of debt securities and remaining unclaimed for two years after those amounts have become due and payable shall be returned to Panama. After the return of these moneys to Panama, the holder of this debt security may thereafter look only to Panama for any payment.

Panama may replace the fiscal agent at any time, subject to the appointment of a replacement fiscal agent. The fiscal agent is an agent of Panama and is not a trustee for the holders of the debt securities.

Status of the Debt Securities

The debt securities will be direct, unconditional and general obligations of Panama. Except as described under the heading “Negative Pledge” below, the debt securities are unsecured obligations of Panama. Panama has pledged its full faith and credit for the due and punctual payment of principal of and interest on the debt securities.

The debt securities of each series will rank equally in right of payment with all other indebtedness issued in accordance with the fiscal agency agreement and with all other unsecured and unsubordinated Indebtedness of Panama.

Form of Debt Securities

Unless otherwise specified in the prospectus supplement, debt securities denominated in U.S. dollars will be issued:

•	only in fully registered form;

•	without interest coupons; and

•	in denominations of $1,000 and greater multiples.

Debt securities denominated in another monetary unit will be issued in the denominations set forth in the applicable prospectus supplement.

Payment

Unless otherwise specified in the applicable prospectus supplement, principal of, interest on, and premium (if any) on the debt securities will be payable in U.S. dollars at the New York office of the fiscal agent to the registered holders of the debt securities on the related record date.

The register of holders of debt securities will be kept at the New York office of the fiscal agent.

Negative Pledge

Panama undertakes with respect to each series of debt securities that, as long as any debt securities of that series remain outstanding, it will not create or permit to subsist any Lien upon the whole or any part of its assets or revenues to secure any Public External Indebtedness of Panama, unless:

•	the debt securities of such series are secured equally and ratably with such Public External Indebtedness; or

•

the debt securities of such series have the benefit of such other security, guarantee, indemnity or other arrangement as shall be approved by the holders of the debt securities of such series as provided under the heading “Meetings and Amendments” below.

Notwithstanding the foregoing, Panama may create or permit to subsist:

•

any Lien upon property to secure Public External Indebtedness of Panama incurred for the purpose of financing the acquisition of such property and any renewal or extension of any such Lien which is limited to the original property covered thereby and which secures only the renewal or extension of the original secured financing;

•

any Lien existing on such property at the time of its acquisition to secure Public External Indebtedness of Panama and any renewal or extension of any such Lien which is limited to the original property covered thereby and which secures only the renewal or extension of the original secured financing;

•	any Lien in existence on the date of the fiscal agency agreement, including any renewal or extension thereof which secures only the renewal or extension of the original secured financing;

•

any Lien contemplated as of July 17, 1996 under the agreements (as they may be amended) implementing the Republic of Panama 1995 Financing Plan dated October 4, 1995 sent to the international financial community with the communication dated September 15, 1995 from the Minister of Planning and Economic Policy of Panama and explanatory communications relating thereto and implementing documentation therefor, including any Lien to secure obligations under the collateralized bonds issued thereunder (the “Collateralized Bonds”);

•

any Lien securing Public External Indebtedness of Panama issued upon surrender for cancellation of the Collateralized Bonds or the principal amount of any indebtedness of Panama outstanding as of the date of the 1995 Financing Plan, in each case, to the extent such Lien is created to secure such Public External Indebtedness on a basis comparable to the Collateralized Bonds and the principal amount of Public External Indebtedness so secured is no greater than the principal amount of Collateralized Bonds or such other indebtedness so cancelled;

•

any Lien securing Public External Indebtedness incurred for the purpose of financing all or part of the costs of the acquisition, construction or development of a project and any renewal or extension of such Lien, provided that:

•	the holders of such Public External Indebtedness expressly
agree to limit their recourse to the assets and revenues of such project as the principal source of repayment of such Public External Indebtedness; and

•	the property over which such Lien is granted consists solely of such assets and revenues;

•

any Lien on the properties or revenues of the Development Trust Fund created by Republic of Panama Law No. 20 of May 15, 1995, provided that the equivalent in U.S. dollars of the amount secured by such Liens shall not at any time exceed the amount of all contributions to the Development Trust Fund from:

•	the net proceeds from the privatization of publicly owned companies or the initial payment for concessions granted to the private sector;

•	the proceeds from sales conducted of any Interoceanic Region Assets by the Interoceanic Region Authority;

•	sums bequeathed or donated to the Development Trust Fund by any person other than Panama or any governmental agency or affiliate thereof; and

•

any earnings on properties or revenues received pursuant to the three bullet points immediately above, and any renewal or extension of any such Lien which is limited to the original properties or revenues covered thereby; and

•	Liens in addition to those permitted under the bullet points above, and any renewal or extension thereof, provided that the aggregate amount of Public External Indebtedness secured by such additional Liens shall not exceed the equivalent of $25,000,000.

Default

Each of the following events will be an event of default with respect to each series of debt securities:

(a) default by Panama in any payment of principal of any debt securities of such series for 15 days;

(b) default by Panama in any payment of interest on any debt securities of such series for 30 days;

(c) failure of Panama to perform any other obligation under the debt securities of that series, which continues for 60 days after the holder of any debt securities of that series provides to the fiscal agent written notice requiring that such default be remedied;

(d) acceleration of any aggregate principal amount of Public Indebtedness of Panama that exceeds $25,000,000 (or its equivalent in any other currency) by reason of an event of default arising from Panama’s failure to make any payment of principal or interest under this Public Indebtedness when due;

(e) failure of Panama to make any payment in respect of the Public Indebtedness of Panama in an aggregate principal amount in excess of $25,000,000 (or its equivalent in any other currency) when due, which continues for 30 days after the holder of any debt securities of that series provides to the fiscal agent written notice requiring that such default be remedied;

(f) declaration by Panama of a moratorium with respect to the payment of principal of, or premium or interest on, Public External Indebtedness of Panama which does not expressly exclude the debt securities of that series; or

(g) denial or repudiation by Panama of its obligations under the debt securities of that series.

Acceleration of Maturity

The following description does not apply to any series of debt securities that has been designated Collective Action Securities. See “Collective Action Securities – Acceleration of Maturity” below for a description of the corresponding terms of Collective Action Securities.

If an event of default described in clause (a), (b), (f) or (g) under the heading “Default” above occurs with respect to any series of debt securities, then each holder of debt securities of that series may declare the principal of and any accrued interest on the debt securities it holds immediately due and payable.

If an event of default described in clause (c), (d) or (e) under the heading “Default” above occurs with respect to any series of debt securities, then the holders of not less than 25% in principal amount of all debt securities of that series then outstanding may declare the principal of and any accrued interest on all the debt securities of that series then outstanding immediately due and payable. Debt securities held directly or indirectly by or on behalf of Panama, any political subdivision or instrumentality thereof shall not be considered “outstanding” for this purpose.

Holders of debt securities may exercise these rights only by providing a written demand to Panama and the fiscal agent at its New York office at a time when the event of default is continuing.

Redemption and Repurchase

Unless otherwise set forth in the applicable prospectus supplement, the debt securities will not be redeemable prior to maturity at the option of Panama or the registered holders of these debt securities.

Panama may at any time purchase debt securities in any manner and for any price. These debt securities purchased by Panama may, at its discretion, be held, resold or cancelled.

Meetings and Amendments

General. A meeting of holders of debt securities of any series may be called at any time:

•	to make, give or take any request, demand, authorization, direction, notice, consent, waiver or other action provided for in the fiscal agency agreement or the debt securities of that series; or

•	to modify, amend or supplement the terms of the debt securities of that series or the fiscal agency agreement.

Panama may at any time call a meeting of holders of debt securities of a series for any purpose described above. This meeting would be held at the time and place determined by Panama. If an event of default occurs and Panama or the holders of at least 10% of the aggregate principal amount of the outstanding debt securities of a series request (in writing) the fiscal agent to call a meeting, the fiscal agent will call such a meeting.

For the purpose of this prospectus, “outstanding” debt securities do not include:

•	debt securities cancelled by or delivered for cancellation to the fiscal agent;

•	debt securities held for reissuance but not reissued by the fiscal agent;

•	debt securities called for redemption;

•	debt securities which have become due and payable and for which sufficient funds to pay amounts owed under these debt securities have been paid or provided for; or

•	debt securities of a series that have been substituted with another series of debt securities.

Notice. The notice of a meeting will set forth the time and place of the meeting and in general terms the action proposed to be taken at the meeting. This notice shall be given as provided in the terms of the debt securities. In addition, this notice shall be given between 30 to 60 days before the meeting date; however, in the case of any meeting to be reconvened after adjournment for lack of a quorum, this notice shall be given between 10 and 60 days before the meeting date.

Voting; Quorum. A person who holds outstanding debt securities of a series or is duly appointed to act as proxy for a holder of these debt securities will be entitled to vote at a meeting of holders of the debt securities of that series. The presence at the meeting of persons entitled to vote a majority of the principal amount of the outstanding debt securities of a series shall constitute a quorum with respect to that series of debt securities.

If a quorum is not present within 30 minutes of the time appointed for the meeting, the meeting may be adjourned for a period of at least 10 days as determined by the chairman of the meeting prior to the adjournment of the meeting. If the meeting is convened at the request of the holders, however, then the meeting shall be dissolved.

In the absence of a quorum at an adjourned meeting, this adjourned meeting may be further adjourned for a period of at least 10 days as determined by the chairman of the meeting. Notice of the reconvening of an adjourned meeting shall be given only once. This notice shall state expressly the percentage of the principal amount of the outstanding debt securities of that series which shall constitute a quorum. Subject to the foregoing, at the reconvening of a meeting adjourned for a lack of a quorum, the presence of persons entitled to vote 25% in principal amount of the outstanding debt securities of a series shall constitute a quorum with respect to that series of debt securities for the taking of any action set forth in the notice of the original meeting.

In addition, any meeting at which a quorum is present may be adjourned by the vote of a majority of the principal amount of the outstanding debt securities of the series represented at the meeting, and the meeting may be held as so adjourned without further notice.

If a quorum is present at the meeting, any resolution and all matters (other than those matters identified below that require the consent of all holders of the debt securities of a series) shall be effectively passed or decided by the vote of the persons entitled to vote 66 2/3% in aggregate principal amount of the outstanding debt securities of such series represented and voting at the meeting.

Regulations. The fiscal agent may make reasonable and customary regulations as it deems advisable for any meeting with respect to:

•	the proof of the holding of debt securities of a series;

•	the appointment of proxies in respect of holders of registered debt securities of a series;

•	the record date for determining the registered owners of registered debt securities of a series;

•	the adjournment and chairmanship of such meeting;

•	the appointment and duties of inspectors of votes, certificates and other evidence of the right to vote; and

•	other matters concerning the conduct of the meeting that the fiscal agent deems appropriate.

Chairman. The fiscal agent will appoint a temporary chairman of the meeting by an instrument in writing. If Panama or the holders of the debt securities of a series called the meeting, however, then Panama or the holders calling the meeting, as the case may be, will appoint a temporary chairman by an instrument in writing.

A permanent chairman and a permanent secretary of the meeting shall be elected by the vote of the persons entitled to vote a majority of the principal amount of the outstanding debt securities of the series represented and voting at the meeting. The chairman of the meeting shall have no right to vote, except as a holder of debt securities of that series or proxy.

Record. A record, and at least one duplicate, of the proceedings of each meeting of holders will be prepared. One copy of the record of each meeting will be delivered to Panama and another to the fiscal agent to be preserved by the fiscal agent.

Amendments. (The following description does not apply to any series of debt securities that has been designated Collective Action Securities. See “Collective Action Securities – Amendments and Waivers” below for a description of the corresponding terms of Collective Action Securities). Unless the unanimous consent of holders of debt securities of an affected series is required as specified below, with

•

the affirmative vote, in person or by proxy, of the holders of at least 66 2/3% of the aggregate principal amount of the outstanding debt securities of a series represented and voting at a duly called and held meeting; or

•	the written consent of the holders of at least 66 2/3% in aggregate principal amount of the outstanding debt securities of a series:

(i) Panama and the fiscal agent may modify, amend or supplement the terms of the debt securities of a series or, insofar as it affects the debt securities of that series, the fiscal agency agreement, in any way and (ii) holders of debt securities of a series may make, take or give any request, demand, authorization, direction, notice, consent, waiver or action provided by the fiscal agency agreement or the debt securities of such series to be made, given or taken by holders of debt securities of such series.

The following actions may only be taken with the written consent or affirmative vote of the holder of each debt security of an affected series:

•	changing the due date for the payment of the principal of, any installment of interest on, or premium (if any) on the debt securities of such series;

•	reducing the principal amount of the debt securities of such series;

•	reducing the portion of the principal amount which is payable in the event of an acceleration of the maturity of the debt securities of such series;

•	reducing the interest rate on the debt securities of such series;

•	reducing the premium, if any, payable upon the redemption of any debt securities of such series;

•	changing the currency in which any amount in respect of the debt securities of that series is payable;

•	changing the required places at which any amount in respect of the debt securities of that series is payable;

•	shortening the period during which Panama is not permitted to redeem the debt securities of that series;

•	permitting Panama to redeem the debt securities of the affected series, if Panama is not otherwise permitted to redeem the debt securities of that series;

•	reducing the proportion of the principal amount of the debt securities of that series that is required:

•	to modify, amend or supplement the fiscal agency agreement or the terms and conditions of the debt securities of that series, or

•	to make, take or give any request, demand, authorization, direction, notice, consent, waiver or other action; or

•	changing the obligation of Panama to pay additional amounts under the debt securities of that series.

Panama and the fiscal agent may, without the vote or consent of any holder of debt securities of a series, modify, amend or supplement the fiscal agency agreement or the debt securities of any series for the purpose of:

•	adding to the covenants of Panama;

•	surrendering any right or power conferred upon Panama;

•	securing the debt securities of that series pursuant to the requirements of the debt securities or otherwise;

•	correcting any defective provision contained in the fiscal agency agreement or in the debt securities of that series; or

•

amending the fiscal agency agreement or the debt securities of that series in any manner that Panama and the fiscal agent may determine and that does not adversely affect the interest of any holder of debt securities of that series.

Any modification, amendment or supplement approved in the manner described in this section shall be binding on the holders of debt securities of such series.

Judgment Currency

If a court renders a judgment in respect of amounts due to a holder of a debt security permitting Panama to pay such amounts in a currency (“judgment currency”) other than the currency in which the debt security was required to be paid by its terms (“debt security currency”), Panama and such holder are deemed to have agreed, to the fullest extent permitted under applicable law, that:

•

the rate of exchange for determining the amount of such judgment shall be based on the rate at which such holder, using normal banking procedures, could purchase the debt security currency with the judgment currency in the relevant principal financial center for the debt security currency, two business days preceding the date of such judgment; and

•

if on the business day following the holder’s receipt of such payment in the judgment currency, such holder is not able, in accordance with normal banking procedures, to purchase with the judgment amount at least the amount of debt security currency that was due to him under the original terms of the debt security, Panama will indemnify such holder for the shortfall; if such holder is able to purchase with such judgment currency an amount of debt security currency greater than that to which he would have been entitled, and if all of Panama’s obligations to such holder under the debt securities are fully paid, such holder agrees to remit any excess to Panama.

Tax Withholding; Payment of Additional Amounts

All payments of principal and interest in respect of the debt securities of any series by Panama will be made without withholding or deduction for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by Panama or any other jurisdiction from which or through which payment is made to holders of debt securities in respect of the debt securities, or any political subdivision or authority of or in Panama or such other jurisdiction, having power to tax (together, “Taxes”), unless such withholding or deduction is required by law. In that event, Panama shall pay such additional amounts as will result in receipt by the holders of debt securities of such amounts as would have been received by them had no such withholding or deduction been required, except that no such additional amounts shall be payable with respect to any debt security of any series:

(a) to a holder where such holder is liable to pay such Taxes in respect of any debt security of such series by reason of such holder’s having some connection with Panama other than the mere holding of such debt security of such series or the receipt of principal and interest in respect thereof;

(b) to a holder who is liable for such Taxes by reason of such holder’s failure to comply with any reasonable certification, identification or other reporting requirement concerning the nationality, residence, identity or connection with Panama, or any political subdivision or taxing authority of or in Panama, of such holder or the holder of any interest in such debt security of such series or rights in respect thereof, if compliance is required by Panama, or any political subdivision or taxing authority of or in Panama, as a precondition to exemption from such deduction or withholding; provided, however, that the limitations on Panama’s obligations to pay additional amounts shall not apply if such certification, identification, or other reporting requirements would be materially more onerous, in form, in procedure, or in substance of information disclosed by the relevant holders or beneficial owners than comparable information or other reporting requirements imposed by United States tax law, regulation or administrative practice; or

(c) to a holder who is liable for such Taxes by reason of the failure of such holder to present such holder’s debt security for payment (where such presentation is required) within 30 calendar days after the date on which such payment thereof became due and payable or is duly provided for and notice thereof is given to the holder, whichever occurs later, except to the extent that such holder would have been entitled to additional amounts in respect of such Taxes on presenting such debt security for payment on any date within such 30 calendar days.

Any reference in this prospectus to “principal” and/or “interest” shall be deemed to include any additional amounts that may be payable under the debt securities.

Global Securities

The prospectus supplement that relates to your debt securities indicates whether any of the debt securities you purchase will be represented by a global security. The aggregate principal amount of any global security equals the sum of the principal amount of all the debt securities it represents. The global security will be registered in the name of the depositary identified in the prospectus supplement or its nominee, and will be deposited with the depositary, its nominee or a custodian.

Limitations on Your Ability to Obtain Debt Securities Registered in Your Name. The global security will not be registered in the name of any person other than the depositary or its nominee. Similarly, the global security will not be exchanged for debt securities that are registered in the name of any person other than the depositary or its nominee. An exception to these restrictions would be made only if:

•	the depositary notifies Panama that it is unwilling, unable or no longer qualified to continue to act as depositary and Panama does not appoint a successor depositary within 90 days;

•	at any time Panama decides it no longer wishes to have all or part of the debt securities represented by a global security; or

•	an event of default has occurred and is continuing with respect to the series of debt securities represented by the global security.

In those circumstances, the depositary will determine in whose names to register any certificated (physical) debt securities issued in exchange for the global security. Unless otherwise specified in the prospectus supplement, these certificated (physical) debt securities will be issued:

•	only in fully registered form;

•	without interest coupons; and

•	in denominations of $1,000 and greater multiples.

The depositary or its nominee will be considered the sole owner and holder of the global security for all purposes. As a result:

•	you cannot have debt securities registered in your name for so long as they are represented by the global security;

•	you cannot receive certificated (physical) debt securities in your name in exchange for your beneficial interest in the global security;

•	you will not be considered to be the owner or holder of the global security or any debt securities represented by the global security for any purpose;

•	you cannot assert any right of a holder of the debt securities unless you are authorized by the depositary and the participant through which you hold your beneficial interest; and

•	all payments on the global security will be made to the depositary or its nominee.

In some jurisdictions, certain types of purchasers (such as some insurance companies) are not permitted to own securities represented by a global security. These laws may limit your ability to sell or transfer your beneficial interest in the global security to these types of purchasers.

Beneficial Interests in and Payments on Global Security. Institutions that have accounts with the depositary or a nominee of the depositary, such as securities brokers and dealers, are called participants. Only participants, and persons who hold beneficial interests through participants, can own a beneficial interest in the global security. The depositary keeps records of the ownership and transfer of beneficial interests in the global security by its participants. In turn, participants keep records of the ownership and transfer of beneficial interests in the global security by other persons (such as their customers). No other records of the ownership and transfer of beneficial interests in the global security will be kept.

When the depositary receives payment of principal or interest on the global security, the depositary is expected to credit its participants’ accounts in amounts that correspond to their respective beneficial interests in the global security. In turn, after the participants’ accounts are credited, the participants are expected to credit the accounts of the owners of beneficial interests in the global security in amounts that correspond to the owners’ respective beneficial interests in the global security.

The depositary and its participants establish policies and procedures that govern payments, transfers, exchanges and other important matters that affect owners of beneficial interests in the global security. The depositary and its participants may change these policies and procedures from time to time. Panama has no responsibility or liability for the records of the depositary or its participants relating to the ownership of beneficial interests in the global security. Also, Panama is not responsible for maintaining, supervising or reviewing those records or payments. Panama has no responsibility or liability for any aspect of the relationship between the depositary and its participants or for any aspects of the relationship between participants and owners of beneficial interests in the global security.

Collective Action Securities

Panama may designate a particular series of debt securities to be “Collective Action Securities,” the specific terms of which will be described in the prospectus supplement relating to such securities. Collective Action Securities will have the same terms and conditions as the securities described under the heading “Debt Securities” above, except that such Collective Action Securities shall contain different provisions relating to certain aspects of default, acceleration and voting on amendments, modifications, changes and waivers, as follows:

Acceleration of Maturity

If an event of default described under the heading “Debt Securities – Default” above occurs and is continuing with respect to any series of debt securities that have been designated Collective Action Securities, the holders of at least 25% of the aggregate principal amount of the outstanding debt securities of that series may, by notice to the fiscal agent, declare all the debt securities of that series to be due and payable immediately. Holders of less than 25% of the aggregate principal amount of the outstanding debt securities of that series may not, on their own, declare the debt securities of that series to be due and payable immediately. Holders of debt securities of that series may exercise these rights only by providing a written demand to Panama and the fiscal agent at a time when the event of default is continuing.

Upon any declaration of acceleration, the principal, interest and all other amounts payable on the debt securities of that series will be immediately due and payable on the date Panama receives written notice of the declaration, unless Panama has remedied the event or events of default prior to receiving the notice. The holders of 66 2/3% or more of the aggregate principal amount of the outstanding debt securities of that series may rescind a declaration of acceleration if the event or events of default giving rise to the declaration have been cured or waived.

Amendments and Waivers

Panama, the fiscal agent and the holders may generally modify or take actions with respect to the fiscal agency agreement or the terms of the debt securities of any series that have been designated Collective Action Securities with:

•	the affirmative vote of the holders of not less than 66 2/3% in aggregate principal amount of the outstanding debt securities of that series that are represented at a duly called and held meeting; or

•	the written consent of the holders of 66 2/3 % in aggregate principal amount of the outstanding debt securities of that series.

However, the holders of not less than 75% in aggregate principal amount of the outstanding debt securities of that series, voting at a meeting or by written consent, must consent to any amendment, modification, change or waiver with respect to the debt securities of that series that would:

•	change the due date for the payment of the principal of, or any installment of interest on, the debt securities of that series;

•	reduce the principal amount of the debt securities of that series;

•	reduce the portion of the principal amount that is payable in the event of an acceleration of the maturity of the debt securities of that series;

•	reduce the interest rate or the premium payable upon early redemption of the debt securities of that series;

•	change the currency in which any amount in respect of the debt securities of that series is payable or the place or places in which such payment is to be made;

•

permit early redemption of the debt securities of that series or, if early redemption is already permitted, shorten the period during which Panama is not permitted to redeem the debt securities of that series;

•	change Panama’s obligation to pay any additional amounts under the debt securities of that series;

•	change the definition of “outstanding” with respect to the debt securities of that series;

•	change the governing law provision of the debt securities of that series;

•

change Panama’s appointment of an agent for the service of process or Panama’s agreement not to claim and to waive irrevocably immunity (sovereign or otherwise) in respect of any suit, action or proceeding arising out of or relating to the fiscal agency agreement or to the debt securities of that series;

•	change the status of the debt securities of that series, as described under the heading “Debt Securities — Status of the Debt Securities” above;

•	in connection with an offer to acquire all or any portion of the debt securities of that series, amend any event of default under the debt securities of that series; or

•	reduce the proportion of the principal amount of the debt securities of that series that is required:

•	to modify, amend or supplement the fiscal agency agreement or the terms and conditions of the debt securities of that series; or

•	to make, take or give any request, demand, authorization, direction, notice, consent, waiver or other action.

Panama refers to the above subjects as “reserved matters.” A change to a reserved matter, including the payment terms of any series of debt securities that have been designated Collective Action Securities, can be made without your consent, as long as a supermajority of the holders (that is, the holders of at least 75% in aggregate principal amount of the outstanding debt securities) agrees to the change.

If both Panama and the fiscal agent agree, they may, without the vote or consent of any holder of debt securities of a series, modify, amend or supplement the fiscal agency agreement or the debt securities of any series for the purpose of:

•	adding to the covenants of Panama;

•	surrendering any right or power conferred upon Panama;

•	securing the debt securities of that series pursuant to the requirements of the debt securities or otherwise;

•	curing any ambiguity or curing, correcting or supplementing any defective provision contained in the fiscal agency agreement or in the debt securities of that series; or

•

amending the fiscal agency agreement or the debt securities of that series in any manner which Panama and the fiscal agent may determine and that does not adversely affect the interest of any holder of debt securities of that series in any material respect.

Any modification, amendment or supplement approved in the manner described in this section shall be binding on the holders of debt securities of such series.

For purposes of determining whether the required percentage of holders of any series of debt securities that have been designated Collective Action Securities is present at a meeting of holders for quorum purposes or has approved any amendment, modification or change to, or waiver of, such debt securities or the fiscal agency agreement, or whether the required percentage of holders has delivered a notice of acceleration, debt securities owned, directly or indirectly, by or on behalf of Panama or any political subdivision or instrumentality of Panama will be disregarded and deemed not to be “outstanding.”

Except as specifically set forth in this prospectus, the other terms set forth under “Debt Securities – Meetings and Amendments”, including notice, quorum and other meeting and consent provisions, remain unchanged with respect to Collective Action Securities.

Further Issues of Debt Securities of a Series

From time to time, without the consent of holders of the debt securities of any series that have been designated Collective Action Securities, and subject to the required approvals under Panamanian law, Panama may create and issue additional debt securities with the same terms and conditions as those of the debt securities of that series (or the same except for the amount of the first interest payment and the issue price), provided that such additional debt securities do not have, for purposes of U.S. federal income taxation (regardless of whether any holders of such debt securities are subject to the U.S. federal tax laws), a greater amount of original issue discount than the debt securities of that series have as of the date of issuance of such additional debt securities. Panama may also consolidate the additional debt securities to form a single series with the outstanding debt securities of that series.

Warrants

Panama may issue warrants or other similar securities, either separately or together with debt securities, that would entitle the holder to purchase debt securities or obligate Panama to repurchase or exchange debt securities. If Panama issues any warrants, each issue of warrants will be issued under a warrant agreement between Panama and a bank or trust company, as warrant agent. The terms of any warrant agreement related to the issue of warrants and the specific terms of the issue of warrants will be described in the prospectus supplement that relates to your particular warrants. The prospectus supplement that relates to your particular warrants or other similar securities will describe the following terms:

•	the terms listed under the heading “Debt Securities” above as they relate to the particular debt securities you have the right to purchase if you exercise your warrants;

•	the amount of debt securities each warrant entitles you to purchase if you exercise your warrants and the purchase price of those debt securities;

•	the amount and type of debt securities that you may obligate Panama to purchase or exchange if you exercise your warrants or other securities and the purchase price for those debt securities;

•	the procedures you must follow and the conditions you must satisfy to exercise your warrants or other securities;

•	the dates on which your right to exercise your warrants or other securities begins and expires;

•	the conditions, if any, under which Panama may cancel or terminate your warrants or other securities;

•	whether and when your warrants or other securities and any debt securities issued together with your warrants or other securities may be sold or transferred separately;

•

whether the certificates that represent the warrants or other securities will be issued in registered or bearer form, whether they will be exchangeable as between such forms and, if issued in registered form, whether the warrants or other securities can be transferred and registered;

•	any special United States federal income tax considerations applicable to the issuance of your warrants or other securities; and

•	any other terms of such warrants or other securities.

Governing Law

The fiscal agency agreement, any warrant agreement, the debt securities and any warrants will be governed by and interpreted in accordance with the laws of the State of New York, without regard to any conflicts of laws principles that would require the application of the laws of a jurisdiction other than the State of New York; provided, however, that the laws of

Panama will govern all matters concerning authorization and execution of all agreements and securities by Panama.

Jurisdiction and Enforcement

Panama is a foreign sovereign state. Consequently, your ability to sue Panama may be limited. Panama will irrevocably submit to the non-exclusive jurisdiction of any New York State or federal court in New York City in any related proceeding (i.e., any suit, action or proceeding arising out of or relating to the debt securities or the warrants or other similar securities) and Panama will irrevocably agree that all claims in respect of any related proceeding may be heard and determined in such New York State or federal court.

Panama will appoint and will agree to maintain the person acting as or discharging the function of Consul General of the Republic of Panama in New York City as its process agent to receive, on behalf of Panama and its property, service of copies of the summons and complaint and any other process which may be served in any related proceedings. The address of the office of the process agent is:

1212 Avenue of the Americas

10th Floor

New York, New York 10036

Panama will irrevocably waive, to the fullest extent it may effectively do so, the defense of an inconvenient forum to the maintenance of any related proceeding and any objection to any related proceeding on the grounds of venue, residence or domicile.

To the extent that Panama has or may acquire any immunity from jurisdiction of the courts or from any legal process in the courts, Panama will irrevocably agree not to claim and will irrevocably waive any immunity in respect of any related proceeding. Panama will agree that these waivers shall have the fullest scope permitted under the Foreign Sovereign Immunities Act of 1976 of the United States.

Notwithstanding the foregoing, the execution on or attachment of revenues, assets and property of Panama located in Panama through the Panamanian courts, both prior to and post-judgment, shall be subject to the provisions of Articles 1047, 1048, 1650 and 1939 of the Judicial Code of the Republic of Panama.

Moreover, Panama has not consented to service or waived sovereign immunity with respect to actions brought against it under United States federal securities laws or any State securities laws. In the absence of a waiver of immunity by Panama with respect to these actions, it would not be possible to obtain a judgment in such an action brought against Panama in a court in the United States unless the court were to determine that Panama is not entitled under the Foreign Sovereign Immunities Act to sovereign immunity with respect to such action. Further, even if a United States judgment could be obtained in such an action, it may not be possible to enforce in Panama a judgment based on such a United States judgment. Execution upon property of Panama located in the United States to enforce a United States judgment may not be possible except under the limited circumstances specified in the Foreign Sovereign Immunities Act.

PLAN OF DISTRIBUTION

Panama may sell any combination of the debt securities and/or warrants or other similar securities in any of three ways:

•	through underwriters or dealers;

•	directly to one or more purchasers; or

•	through agents.

Each prospectus supplement will set forth:

•	the name or names of any underwriters or agents;

•	the purchase price of the securities of that series;

•	the net proceeds to Panama from the sale of the securities;

•	any underwriting discounts, agent commissions or other items constituting underwriters’ or agents’ compensation;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which the securities may be listed.

The securities may be sold from time to time in distinct series by different means at different prices that are negotiated and fixed or that vary based on market prices.

Underwriters used in the sale of securities will distribute these securities on a firm commitment basis. In this case, the underwriters will acquire these securities for their own account and may resell them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices to be determined at the time of sale. Panama may offer the securities to the public either through underwriting syndicates represented by managing underwriters or directly by underwriters. Unless otherwise set forth in the applicable prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all such securities if any are purchased. The underwriters may change any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

Panama may also sell securities of any series directly to the public or through agents designated by Panama from time to time. Unless otherwise specified in the applicable prospectus supplement, an agent used in the sale of securities will sell the securities on a reasonable best efforts basis for the period of its appointment.

In compliance with FINRA guidelines, the maximum compensation to any underwriters or agents in connection with the sale of any securities pursuant to this prospectus and any applicable prospectus supplement will not exceed 8% of the aggregate total offering price to the public of such securities as set forth on the cover page of the applicable prospectus supplement; however, it is anticipated that the maximum compensation paid will be significantly less than 8%.

Panama may authorize agents, underwriters or dealers to solicit offers by certain specified entities to purchase the securities from Panama under “delayed delivery” contracts. Purchasers of securities under delayed delivery contracts will pay the public offering price plus accrued interest, if any, and will take delivery of these securities on a date or dates stated in the applicable prospectus supplement. Delayed delivery contracts will be subject only to those conditions set forth in the applicable prospectus supplement. The applicable prospectus supplement will set forth the commission payable for solicitation of these delayed delivery contracts.

Panama may offer the securities of any series to present holders of other securities of Panama as consideration for the purchase or exchange by Panama of other securities. This offer may be in connection with a publicly announced tender, exchange or other offer for these securities or in privately negotiated transactions. This offering may be in addition to or in lieu of sales of securities directly or through underwriters or agents as set forth in the applicable prospectus supplement.

Panama may agree to indemnify agents and underwriters against certain liabilities, including liabilities under the United States Securities Act of 1933, or to contribute to payments which the agents or underwriters may be required to make in respect of any of these liabilities. Agents and underwriters may engage in transactions with or perform services for Panama in the ordinary course of business.

VALIDITY OF THE SECURITIES

The validity of the debt securities and warrants or other similar securities will be passed upon for Panama by the Procurador de la Administración of Panama, or by a duly authorized attorney of the Procuraduría de la Administración and by Arnold & Porter LLP, United States counsel to Panama, and for the underwriters, if any, by United States counsel and Panamanian counsel to the underwriters named in the applicable prospectus supplement.

As to all matters of Panamanian law, Arnold & Porter LLP may rely on the opinion of the Procurador de la Administración. As to all matters of United

States law, the Procurador de la Administración may rely on the opinion of Arnold & Porter LLP. Certain statements with respect to matters of Panamanian law in this prospectus have been passed upon by the Procurador de la Administración, and are made upon his authority.

OFFICIAL STATEMENTS

Information included in this prospectus which is identified as being derived from a publication of, or supplied by, Panama or one of its agencies or instrumentalities is included on the authority of that publication as a public official document of Panama. All other information in this prospectus and the registration statement (of which this prospectus is a part) is included as a public official statement made on the authority of the Minister of Economy and Finance of Panama.

AUTHORIZED REPRESENTATIVE

The authorized representative of Panama in the United States of America is the Ambassador of Panama to the United States of America, whose address is:

Embassy of Panama

2862 McGill Terrace, N.W.

Washington, D.C. 20008

GLOSSARY

“FINRA” means the Financial Industry Regulatory Authority.

“Indebtedness” means any payment obligations (whether pursuant to a guarantee or otherwise), including any contingent liability, for borrowed money or arising from bonds, debentures, notes or similar instruments.

“Interoceanic Region Assets” means real property and properties reverting to Panama pursuant to the Panama Canal Treaty between Panama and the United States, dated September 7, 1977.

“Lien” means any lien, pledge, mortgage, security interest, deed of trust, charge or other encumbrance or preferential arrangement which has the practical effect of constituting a security interest with respect to the payment of any obligations with or from revenues or the proceeds of any asset of any kind whether in effect on the date the fiscal agency agreement becomes effective or at any time thereafter.

“Public External Indebtedness” means any Public Indebtedness which is not issued pursuant to agreements or evidenced by instruments that submit the resolution of all disputes arising thereunder to the exclusive jurisdiction of the courts of Panama.

“Public Indebtedness” means any Indebtedness of, or guaranteed by, Panama which:

•	is publicly offered or privately placed in securities markets;

•	is in the form of, or represented by, bonds, notes or other securities or any guarantees thereof;

•

is, or was intended at the time of issue to be, quoted, listed or traded on any stock exchange, automated trading system or over-the-counter or other securities market (including, without prejudice to the generality of the foregoing, securities eligible for sale pursuant to Rule 144A under the United States Securities Act of 1933 (or any successor law or regulation of similar effect)); and

•

has an original maturity of more than one year or is combined with a commitment so that the original maturity of one year or less may be extended at the option of Panama to a period in excess of one year.

THE ISSUER

The Republic of Panama
Ministerio de Economía y Finanzas Dirección de Crédito Público Vía España y Calle 52 Edificio Ogawa, Piso 4 Apartado 2694, Zona 3 Panama, Republic of Panama

UNDERWRITERS

Morgan Stanley & Co. Incorporated 1585 Broadway New York, New York 10036 United States		UBS Securities LLC 677 Washington Boulevard Stamford, Connecticut 06901 United States

LEGAL ADVISORS

To Panama as to U.S. law:		To the underwriter as to U.S. law:
Arnold & Porter LLP 399 Park Avenue New York, New York 10022 United States		Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 United States

To Panama as to Panamanian law:		To the underwriter as to Panamanian law:
Lic. Oscar Ceville Procurador de la Administración Apartado Postal 10288 Panama 4, Republic of Panama		Arias, Fábrega & Fábrega Edificio Plaza 2000 Calle 50, Apartado 0816-01098 Panama, Republic of Panama

LISTING AGENT	FISCAL AGENT	LUXEMBOURG PAYING AGENT AND TRANSFER AGENT

Deutsche Bank Luxembourg S.A. 2 Boulevard Konrad Adenauer 1115 Luxembourg	The Bank of New York Mellon 101 Barclay Street 4th Floor East New York, New York 10286 United States	The Bank of New York (Luxembourg) S.A. Aereogolf Center 1A Hoehenhof L-1736 Senningerberg Luxembourg